Exhibit 99.1

Appendix 4E 2024

25 February 2025

Appendix 4E

Year ended 31 December 2024

ST. HELIER, Jersey – (BUSINESS WIRE) – MAC Copper Limited (NYSE:MTAL; ASX:MAC)

The Directors of MAC Copper Limited ARBN 671 963 198 (NYSE: MTAL; ASX: MAC), a private limited company incorporated under the laws of Jersey, Channel Islands ("**MAC**" or the "**Company**") are pleased to provide the Appendix 4E for the year ended 31 December 2024.

For the additional Appendix 4E disclosure requirements of the review of operations and financial performance, refer to the 2024 unaudited Annual Financial Statements. Information in this announcement is based upon the 2024 unaudited Annual Financial Statements.

The Appendix 4E and unaudited Financial Statements, constitute the year end financial information given to the ASX under Listing Rule 4.3A.

The Appendix 4E and unaudited Financial Statements have been prepared in accordance with International Financial Reporting Standards ("**IFRS**") as issued by the International Accounting Standards Board (IASB), with a reconciliation of any non-IFRS measure. The functional currency of the majority of the Company's operations is United States dollars and, unless otherwise defined in this report, $, USD and US$ amounts are in United States dollars and A$ are in Australian dollars.

Current reporting period:	12 months ended 31 December 2024 (FY24)
Previous corresponding reporting period:	12 months ended 31 December 2023 (FY23)

Results for the announcement to the market

		Movement	FY24	FY23
	Change	%	US$'000	US$'000
Revenue from ordinary activities	Increase	114%	340,736	158,999
Net loss from ordinary activities after tax (NPAT) attributable to members	Decrease	51%	(70,221)	(144,554)
Underlying EBITDA[1]	Increase	277%	168,400	44,595

Distributions

There were no dividends paid to shareholders during this reporting period (FY23: Nil). There is no final dividend declared or proposed for the year ended 31 December 2024 (FY23: Nil).

Net tangible assets

	31 December 2024	31 December 2023
$ Net tangible assets per share	6.88	5.34

Contacts

Mick McMullen
Chief Executive Officer
MAC Copper Limited

Morné Engelbrecht
Chief Financial Officer
MAC Copper Limited

investors@metalsacqcorp.com

This announcement is authorised for release by the Board of Directors.

1. See 'Non-IFRS financial information' and refer to table 2 in the 2024 unaudited Financial Statements for the reconciliation of Underlying EBITDA.

i

This page has been left blank intentionally. ii MAC Copper Limited

December 2024 Annual Financial Results Record Production1, Increased Earnings and Strengthened Balance Sheet Highlights During the year ended 31 December 2024, we delivered record production and earnings generation while making strong progress towards our strategic goals. Total Recordable Injury Frequency Rate (TRIFR). • Implemented remediation strategies to bring down the TRIFR (from 11.9 in Q1 2024) which resulted in zero recordable injuries in Q4 2024 and a 12 month average TRIFR of 10.9. Record copper production and earnings under MAC ownership • Record 41,128 tonnes of copper produced in 2024 (above the mid-point of 2024 production guidance), representing an increase of 14% compared to 2023. • Average Cu grade of 3.9% achieved in 2024 a ~5.4% increase over 2023 grade achieved, with 4.1% in Q4 20242. • Record Underlying EBITDA3 of US$168 million for 2024. • C1 cash cost4 of US$1.92/lb is a ~4% decrease compared to 2023 of US$1.99/lb, driven by increased production, continued improved cost management and operational efficiencies. • All in cash cost5 of US$2.70/lb represents a ~6% decrease to US$2.86/lb in 2023. Increased liquidity and balance sheet strength • Cash and cash equivalents increased by ~431% to US$172 million compared to 31 December 2023. • Liquidity of US$213 million, including US$25 million undrawn revolving facility, ~US$12 million outstanding Quotational Period receipts and unsold concentrate and ~US4 million strategic investment in Polymetals (“POL”) investment at 31 December 2024. • Raised ~US$313 million (A$475 million), before costs, through ASX IPO and private placements6. • Generated operational cash flows of US$117 million. • Significant free cashflow of US$63 million for 2024 compared to a free cash outflow of US$37 million in 20237. • POL announced it secured financing to fund its mine restart by mid-2025 – the value of MAC’s investment in POL has increased to A$6.4 million as at 31 December 2023, up more than 125% since its initial investment. • Reached agreement with Sprott to repay Mezzanine debt early at MAC’s option from 1 January 2025. Strategic investment and simplification of capital structure • MAC made a strategic investment in POL with an initial A$2.5 million invested for a 4.31% interest in POL, which also provides for access to water rights and Zinc processing capacity8. • MAC simplified the capital structure through the redemption of the Private and Public warrants9. 1. Record production referencing the record production in Q4 2024 of the CSA Copper Mine under MAC ownership. 2. Refer to ASX and NYSE release ‘December 2024 Quarterly Report’ dated 29 January 2025. 3. See ‘Non-IFRS financial information’ and refer to table 2 for the reconciliation of Underlying EBITDA. 4. See ‘Non-IFRS financial information’ and refer to table 5 for the reconciliation of C1 cash cost. 5. See ‘Non-IFRS financial information’ and refer to table 6 for the reconciliation of All in cash cost. 6. Refer to ASX and NYSE releases ‘Metals Acquisition Ltd Dual Lists on ASX’ dated 20 February 2024 and ‘MAC raises A$150 million’ dated 9 October 2024. 7. See ‘Non-IFRS financial information’ and refer to table 3 for the reconciliation of cash flows from operations to free cash flow. 8. Refer to ASX and NYSE release ‘Strategic Investment in Polymetals Limited’ dated 27 May 2024. 9. Refer to ASX and NYSE release ‘Completion of the Redemption of Warrants’ dated 10 June 2024. iii December 2024 Annual Financial Results

MAC Copper Limited

December 2024 Annual Financial Results continued

Summary of financial results

	FY24	FY23	Change	
	US$'000	US$'000	US$'000	%
Statutory financial measures				
Revenue	340,736	158,999	181,737	114%
Income/(loss) from operations – before net finance expenses and income tax expense	77,039	(74,948)	151,987	(203%)
Net loss for the period – after tax (NPAT)	(70,221)	(144,554)	74,333	(51%)
Basic and diluted loss per ordinary share (US$ per share)	(0.98)	(4.83)	3.85	(80%)
Non-statutory measures	US$'000	US$'000	US$'000	%
Underlying EBITDA[1]	168,400	44,654	123,746	277%
C1 cash cost (US$/lb)[2]	1.92	1.99	(0.07)	(4%)
All in cash cost (US$/lb)[3]	2.70	2.86	(0.16)	(6%)

1. See 'Non-IFRS financial information' and refer to table 2 for the reconciliation of Underlying EBITDA.
2. See 'Non-IFRS financial information' and refer to table 5 for the reconciliation of C1 cash cost.
3. See 'Non-IFRS financial information' and refer to table 6 for the reconciliation of All in cash cost.

MAC Copper Limited's CEO, Mick McMullen, said:

"As a result of our team's focus on safety, it gives me great pleasure to be able to report that we closed the financial year with a Total Recordable Injury Frequency of 10.9. Although in line with where we ended 2023, it is a material improvement on the previous half of 2024 and represents the heightened awareness and focus of our people benefiting from extensive training and coaching with increased field safety leadership interactions as well. Nothing is more important than the health and well-being of our people, and the communities we are proud to be a part of and safety culture is something that takes time to take effect and we are now seeing this show up in our TRIFR.

We also had an excellent end to the 2024 year with the CSA Copper Mine producing 41,128 tonnes of copper at a low C1 cash cost of US$1.92/lb, with 2024 production above the mid-point of the previously announced production guidance range. Higher grade stopes at the CSA Copper Mine continue to form a large proportion of our annual production and played a key role again during 2024, with milled copper grade achieved of 3.9%, an increase of almost 5.5% from 2023.

Furthermore, we have established the platform to grow our Copper production by a further ~23% to over 50,000 tonnes of copper production per annum by 2026 as our growth projects including the expansion of the mine to include QTS South Upper and the Ventilation project are brought online in Q4 2025 and Q3 2026 respectively.

We also provided updated production guidance with our new R+R report issued on 24 February 2025. The new guidance ranges are 43,000 tonnes to 48,000 tonnes for 2025 and 48,000 tonnes to 53,000 tonnes for 2026.

During the year, we also successfully listed on the ASX and raised additional equity through a private placement, which is testament to the high-quality nature of the CSA Copper Mine. We have already utilised the additional liquidity form the IPO to reduce our overall interest-bearing liabilities by approximately US$190 million since the acquisition of the CSA Copper Mine in June 2023. Proceeds of the placement together with the potential to repay the Mezzanine in H1 2025 will enable MAC to simplify and de-lever the balance sheet even further. We thank all shareholders for their continued support.

The operational performance delivered to date confirms the CSA Copper Mine as a high-quality, free cash flow generating, long life copper asset with capital growth projects unlocking further significant growth in production by 2026. The performance of the site team throughout 2024 has showcased just what this mine can do when operations perform the way we know it can, and the Board and I would like to express our thanks to the entire team for yet another strong performance.

MAC is positioned for growth and further operational improvements to drive costs down from what is already a highly competitive cost position. We have some exciting growth opportunities in the upper parts of the mine and as our drilling continues to expand the mineralised footprint we are pushing the Capital Vent Project hard to unlock our mining potential at the lower levels of the mine."

iv

Estimates of Mineral Resources and Ore Reserves and Production Target This release contains estimates of Ore Reserves and Mineral Resources as well as a Production Target. The Ore Reserves, Mineral Resources and Production Target are reported in MAC’s ASX Announcement dated 24 February 2025 titled ‘Updated Resource and Reserve Statement and Production Guidance’ (the R&R Announcement). The Company is not aware of any new information or data that materially affects the information included in the R&R Announcement, and that all material assumptions and technical parameters underpinning the estimates or Ore Reserves and Mineral Resources in the R&R Announcement continue to apply and have not materially changed. The material assumptions underpinning the Production Target in the R&R Announcement continue to apply and have not materially changed. It is a requirement of the ASX Listing Rules that the reporting of ore reserves and mineral resources in Australia comply with the JORC Code. Investors outside Australia should note that while exploration results, mineral resources and ore reserves estimates of MAC in this presentation comply with the JORC Code, they may not comply with the relevant guidelines in other countries and, in particular, do not comply with (i) National Instrument 43-101 (Standards of Disclosure for Mineral Projects) of the Canadian Securities Administrators; or (ii) the requirements adopted by the Securities and Exchange Commission (SEC) in its Subpart 1300 of Regulation S-K. Information contained in this presentation describing mineral deposits may not be comparable to similar information made public by companies subject to the reporting and disclosure requirements of Canadian or US securities laws. Forward looking statements This release includes “forward-looking statements.” The forward-looking information is based on the Company’s expectations, estimates, projections and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management of the Company believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Assumptions have been made by the Company regarding, among other things: the price of copper, continuing commercial production at the CSA Copper Mine without any major disruption, the receipt of required governmental approvals, the accuracy of capital and operating cost estimates, the ability of the Company to operate in a safe, efficient and effective manner and the ability of the Company to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used by the Company. Although management believes that the assumptions made by the Company and the expectations represented by such information are reasonable, there can be no assurance that the forward-looking information will prove to be accurate. MAC’s actual results may differ from expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward – looking statements. These forward-looking statements include, without limitation, MAC’s expectations with respect to future performance of the CSA Copper Mine. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside MAC’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the supply and demand for copper; the future price of copper; the timing and amount of estimated future production, costs of production, capital expenditures and requirements for additional capital; cash flow provided by operating activities; unanticipated reclamation expenses; claims and limitations on insurance coverage; the uncertainty in Mineral Resource estimates; the uncertainty in geological, metallurgical and geotechnical studies and opinions; infrastructure risks; and other risks and uncertainties indicated from time to time in MAC’s other filings with the SEC and the ASX. MAC cautions that the foregoing list of factors is not exclusive. MAC cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. MAC does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based. Important Information and Disclaimer v December 2024 Annual Financial Results

Important Information and Disclaimer continued More information on potential factors that could affect MAC’s or CSA Copper Mine’s financial results is included from time to time in MAC’s public reports filed with the SEC and the ASX. If any of these risks materialise or MAC’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that MAC does not presently know, or that MAC currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MAC’s expectations, plans or forecasts of future events and views as of the date of this communication. MAC anticipates that subsequent events and developments will cause its assessments to change. However, while MAC may elect to update these forward-looking statements at some point in the future, MAC specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing MAC’s assessment as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Non-IFRS financial information MAC’s results are reported under International Financial Reporting Standards (IFRS), noting the results in this report have not been audited or reviewed. This release may also include certain non-IFRS measures including C1, Total Cash costs and Free Cash Flow. These C1, Total Cash cost and Free Cash Flow measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of financial performance. C1 cash cost C1 cash costs are defined as the costs incurred to produce copper at an operational level. This includes costs incurred in mining, processing and general and administration as well freight and realisation and selling costs. By-product revenue is credited against these costs to calculate a dollar per pound metric. This metric is used as a measure operational efficiency to illustrate the cost of production per pound of copper produced. All in cash cost Total cash costs include C1 cash costs plus royalties and sustaining capital less inventory WIP movements. This metric is used as a measure of operational efficiency to further illustrate the cost of production per pound of copper produced whilst incurring government-based royalties and capital to sustain operations. Free cash flow Free cash flow is defined as net cash provided by operating activities less additions to property, plant, equipment and mineral interests. This measure, which is used internally to evaluate our underlying cash generation performance and the ability to repay creditors and return cash to shareholders, provides investors with the ability to evaluate our underlying performance. Underlying EBITDA Underlying EBITDA is profit before net finance costs, tax, depreciation and amortisation and after any earnings adjustment items, impacting profit. We believe that Underlying EBITDA provides useful information, but should not be considered as an indication of, or alternative to, profit or attributable profit as an indicator of operating performance. vi MAC Copper Limited

MAC Copper Limited ARBN 671 963 198 Annual Financial Statements 2024

Contents 01 Our Story 02 Message from the Chair 04 CEO’s Letter 06 Financial and Operational Review 16 Unaudited Consolidated Statement of Profit or Loss and Other Comprehensive Income or Loss 17 Unaudited Consolidated Statement of Financial Position 18 Unaudited Consolidated Statement of Changes in Equity 19 Unaudited Consolidated Statement of Cash Flows 21 Notes to the Unaudited Consolidated Financial Statements 86 Corporate Directory MAC Copper Limited

MAC Copper Limited (“MAC”), a publicly listed company on both the NYSE (MTAL) and ASX (MAC), is incorporated in Jersey, Channel Islands. MAC focuses on managing and acquiring mining operations in stable, high-quality jurisdictions crucial for global electrification and decarbonisation efforts. With a strong commitment to environmental, social, and governance (ESG) principles, the team leverages deep technical expertise to enhance undervalued assets. In June 2023, the company acquired the CSA Copper Mine in New South Wales, Australia. Our flagship asset is a high-grade copper mine with a long track record of operations since 1967. After acquiring the CSA Copper Mine, the company boosted production from 36,000 tonnes to 41,000 tonnes, extended the mine’s life until 2034, and reduced costs by 15%. The mine supports MAC’s strategic focus on copper’s role in clean energy transitions. While managing the CSA mine, the company continues to seek organic and inorganic growth through strategic, value-driven opportunities, leveraging its expertise in optimising underperforming assets for substantial stakeholder returns. Our Story 01 Annual Financial Statements

Dear Shareholders, On behalf of the MAC Board and management team, we are pleased to present the Annual Financial Statements for MAC Copper Limited (“MAC”). Since acquiring the CSA Copper Mine in June 2023, we have demonstrated our ability to optimise undervalued assets and deliver significant stakeholder value. Our dedicated teams, both at site and in corporate, have worked tirelessly to reinvigorate (the orebody) and for growth. Within our first year, we have increased the resource by 67%, extended the mine life to 2034, and set a clear path to produce over 50,000 tonnes of copper annually by 2026. An exceptional year of achievements, 2024 saw MAC list on the ASX, raising A$325 million, reflecting the confidence our new shareholders have in our vision and strategy, which subsequently let to our inclusion in the Russell 3000 Index, the S&P/ASX 300 Index, and the MSCI Global Small Miners Index. Our strategic focus on metals critical to global electrification and decarbonisation, operated in stable jurisdictions, aligns with global investor sentiment. We further optimised our balance sheet through the successful execution of warrant redemption in May and completion of an additional A$150 million equity raise in October. These initiatives have positioned us well to pursue both organic and inorganic growth opportunities to realise our near term vision: to become a 50 ktpa copper producer by 2026. Our strategic investment in Polymetals Resources Limited evidence our opportunistic approach to value creation in the Cobar Basin. With the CSA Copper Mine showing high-grade zinc mineralisation near surface and adjacent to existing development, this partnership secures valuable processing options additive to our focus on our core copper business. Strategy We maintain a disciplined M&A strategy, evaluating opportunities in stable mining jurisdictions that align with our goal of becoming a leading player in the global electrification and decarbonisation economy. Our commitment to environmental, social, and governance (ESG) stewardship is central to ensuring sustainable and responsible resource development while working closely with local communities. We will soon share our progress through our inaugural sustainability report. The safety and wellbeing of our workforce remain our highest priority. Throughout the year, we have focused on protecting the wellbeing of our workforce, as reflected in the reduction in incidents and our performance ranking ahead of industry benchmarks and peers. We have strengthened our leadership capabilities with the appointments of Leanne Heywood, Message from the Chair Patrice Merrin Chair A$325m Of equity raised in February A$150m Of equity raised in October 50 ktpa Copper production targeted by 2026 Highlights 02 MAC Copper Limited

Anne Templeman-Jones, and Mohit Rungta to our Board of Directors, and Morné Engelbrecht as CFO. We welcome their collective experience and insights. On behalf of the Board, we convey our gratitude to our dedicated team for their exceptional efforts and to our shareholders for their confidence and support. As we look ahead, we remain focused on responsible resource development, operational excellence, and creating lasting value for all stakeholders. Our unique combination of skills, experience, and commitment to sustainability positions us well for continued success. We enter 2025 well-positioned to achieve our strategic objectives and drive sustainable value creation. Yours sincerely, Patrice Merrin Chair of the Board MAC Copper Limited Message from the Chair 03 Annual Financial Statements

Dear Shareholders, I welcome my fellow shareholders to the 2024 Annual Financial Statements for MAC Copper (“MAC”). As we look back on 2024, we can take pride in the numerous accomplishments the team has achieved over the course of the year and that have prepared us for a more successful 2025. Over the past year, our flagship asset acquired in June 2023, the CSA Copper Mine, had undergone significant developments. By the end of 2024, we had established a more stable and consistent operational cadence. MAC has a strong relationship with the local community. We are the largest employer in the Cobar Shire with over 80% of our 500 strong workforce living locally in Cobar. Our relationship with workers, suppliers, residents and local groups ensures a significant flow on of economic benefit to the Cobar community. These relationships are a key advantage that MAC has over its peers and we look forward to working with local stakeholders for years to come. Our achievements over 2024 have directly improved our position and provide a platform for growth into 2025: • Improved safety performance with a TRIFR reduction from 11.9 to 10.9 over the year (March 2024 – December 2024), a result of several proactive safety initiatives across the company. CEO’s Letter Mick McMullen CEO 8.4% TRIFR reduction by year end compared to March 2024 5,000t Increase in copper production 10-15% Cost reduction through operational efficiencies US$1.92/lb C1 for the year Highlights 04 MAC Copper Limited

We are committed to maintaining our growth trajectory by focusing on available organic growth opportunities. We rebranded to MAC Copper, emphasising our focus as a pure-play copper company. 2024 has been a very busy year for the team, and I would like to extend my thanks to all of our team and stakeholders for their dedication in helping to make our business the stable success it is today. As we look ahead to 2025 and beyond, it is clear that the CSA Copper Mine is a great foundational asset for our business. With a solid balance sheet to navigate any challenges, we are well-positioned to continue growing through the many opportunities available to us. Regards Mick McMullen CEO and Fellow Shareholder • Reduced net gearing from 41% at the start of the year to 15% at year end, which has materially improved the stability of the business. • Launched QTS South Upper and ventilations projects, that put MAC on a path to potentially increase production to over 50,000 tpa Cu. • Simplified the capital structure through the redemption of warrants. • Achieved 10-15% cost reduction through operational efficiencies. • Secured early prepayment agreement with Sprott Resource Lending to strengthen the balance sheet and reduce interest costs. • Strengthen the management team to improve the existing CSA Copper Mine and grow our production base. • Increased copper production from 36,000 tonnes to 41,000 tonnes this year, just above the midpoint of our guidance. • C1 for the year of US$1.92/lb, with the December quarter setting new records for production and C1 under MAC’s ownership. • Listing on the Australian Stock Exchange and raising A$325 million of equity in February and raising a further A$150 million of equity in October. 05 CEO’s Letter Annual Financial Statements

MAC Copper Limited

Financial and Operational Review

The unaudited Financial Statements reflects the consolidated results of MAC and its subsidiaries (collectively referred to as **MAC**, **MAC Group** or the **Group**). The financial results of the MAC Group for the year ended 31 December 2024 were largely driven by the operation of its core asset being its 100% owned CSA Copper Mine. The CSA Copper Mine is an established, high grade, producing, underground copper mine, with estimated ore reserves supporting approximately ten years of operation as at 31 December 2024.

Financial performance summary

	FY24	FY23	Change	
	US$'000	US$'000	US$'000	%
Statutory financial measures				
Revenue	340,736	158,999	181,737	114%
Income/(loss) from operations – before net finance expenses and income tax expense	77,039	(74,948)	151,987	(203%)
Net loss for the period – after tax (NPAT)	(70,221)	(144,554)	74,333	(51%)
Cash flows from operating activities	116,739	(11,707)	128,446	(1097%)
Cash and cash equivalents	171,897	32,372	139,525	431%
Basic and diluted loss per ordinary share (US$ per share)	(0.98)	(4.83)	3.85	(80%)
Non-statutory measures				
Underlying EBITDA[1]	168,400	44,654	123,746	277%
Free cash flow[2]	62,751	(36,860)	99,611	(270%)
C1 cash cost (US$/lb)[3]	1.92	1.99	(0.07)	(4%)
All in cash cost (US$/lb)[4]	2.70	2.86	(0.16)	(6%)

1. See 'Non-IFRS financial information' and refer to table 2 for the reconciliation of Underlying EBITDA.
2. See 'Non-IFRS financial information' and refer to table 3 for the reconciliation of cash flows from operations to free cash flow.
3. See 'Non-IFRS financial information' and refer to table 5 for the reconciliation of C1 cash cost.
4. See 'Non-IFRS financial information' and refer to table 6 for the reconciliation of All in cash cost.

Income statement analysis

Revenue

The 114% increase in MAC Group's FY24 revenue when compared with FY23 is primarily due to the acquisition of the CSA Copper Mine, which was acquired on 16 June 2023 with FY23 revenue only incorporating revenue earned from the CSA Copper Mine after its acquisition.

06

Annual Financial Statements

Financial and Operational Review continued

Production for FY24 was not only impacted by a power outage from a storm event in March but also by a major planned maintenance shutdown in April. Despite these disruptions, a sequential increase in copper produced and sold together with strong copper prices during FY24 contributed towards the record production, revenue and earnings under MAC ownership as summarised in the following table:

Table 1: Revenue break-down

	Units	FY24	FY23	Change	
Copper produced	Tonnes	41,128	20,959	20,169	96%
Copper sold	Tonnes	40,326	19,399	20,927	108%
Gross copper revenue	US$'000	355,957	170,891	185,066	108%
TC/RC	US$'000	(19,515)	(14,019)	(5,496)	39%
Copper revenue	**US$'000**	**336,442**	**156,872**	**179,570**	**114%**
Silver revenue	**US$'000**	**11,934**	**5,469**	**6,465**	**118%**
Total revenue	**US$'000**	**348,376**	**162,341**	**186,035**	**115%**
Freight costs	US$'000	(7,640)	(3,342)	(4,298)	129%
Net revenue	**US$'000**	**340,736**	**158,999**	**181,737**	**114%**

Earnings analysis

MAC Group's FY24 statutory loss after tax of US$70 million, is primarily impacted by net financing costs on loans and borrowings of US$75 million and other non-cash movements of US$81 million in fair value of financial instruments. These costs in FY23 were only US$37 million and US$47 million, respectively, as the CSA Copper Mine was acquired on 16 June 2023.

MAC's FY24 operating profit has increased by US$152 million and Underlying EBITDA has increased by US$124 million. This is driven by the fact that FY23 incorporated minimal operational activity as the acquisition of the CSA Copper Mine occurred on 16 June 2023 while FY24 reflects the earnings from ~41.1kt of Cu production and ~40.3kt of Cu sales together with improvement in production grade (from 3.7% in FY23 to 3.9% in FY24) and operational efficiencies improvements.

Table 2: Reconciliation of loss after tax to Underlying EBITDA

	FY24	FY23	Change	
	US$'000	US$'000	US$'000	%
Loss after tax (NPAT)	**70,221**	**(144,554)**	**74,333**	**(51%)**
Income tax expense/(benefit)	(8,749)	(15,006)	6,247	(42%)
Net finance costs	75,363	37,355	38,008	102%
Net change in fair value of financial instruments	80,646	47,257	33,389	71%
Operating profit/(loss)	**77,039**	**(74,948)**	**151,987**	**(203%)**
Depreciation and amortisation	78,360	46,659	31,701	68%
Organisational restructuring expenses	1,148	10,700	(9,552)	(89%)
IPO and transaction costs[1]	4,215	61,152	(56,937)	(93%)
Other significant items[2]	7,638	1,032	6,606	640%
Underlying EBITDA	**168,400**	**44,595**	**123,805**	**278%**

1. Related to the acquisition of the CSA Copper Mine and the ASX IPO costs.
2. Includes discretionary bonuses.

07

Financial and Operational Review continued Graph 1: Reconciliation of loss after tax to Underlying EBITDA (US$’m) -100 -50 0 50 100 150 200 -70 -9 75 81 78 13 168 Underlying Underlying EBITDA adjustments Net change Depreciation in fair value of financial instruments Net finance costs Income tax expense/ (benefit) Loss after tax Corporate and administration expenses Excluding non-routine expenses such as the IPO and transaction costs, corporate and administration expenses during FY24 have decreased by US$4 million. This decrease is despite the overall increase in the required level of corporate administration after the acquisition of the CSA Copper Mine and listing on the ASX and reflects management continuous focus on cost efficiencies. Management was able to achieve this outcome through the establishment of a permanent, qualified, skilled and experienced workforce. Hedging Prevailing copper prices during FY24 were higher than those locked in the commodity swap arrangement and lead to a hedging loss of US$12 million included within finance costs (FY23: US$13 million). Balance sheet analysis Cash and liquidity At the end of FY24, MAC had a cash balance of US$172 million and pro-forma liquidity of ~US$213 million, after including US$25 million undrawn revolving facility, ~US$12 million outstanding Quotational Period receipts and unsold concentrate and ~US4 million strategic investment held in POL (FY23: cash and cash equivalents of US$32 million). Loans and borrowings Net reduction in current and non-current loans and borrowings during the period was driven by US$57 million principal repayments of senior debt facility (FY23: US$ 14 million) and US$19 million repayment of silver and copper stream loans (FY23: US$8 million). Other assets and liabilities During FY24, the Group incurred capital expenditure of US$27 million in relation to the development of the CSA Copper Mine (FY23: US$17 million) and acquired other equipment and assets totalling US$35 million to support the mining operations (FY23: US$26 million). Redemption of public and private warrants1 reduced the derivative financial liabilities by US$26 million. However, rising copper prices adversely affected the fair valuation of derivative financial liabilities at the end of FY24 and resulted in a net decrease of US$15 million. Payments of US$81 million deferred consideration for the acquisition of the CSA Copper Mine and US$7 million underwriting costs were the main contributors in the decrease in other financial liabilities to US$142 million (FY23: US$218 million). 1. Refer to ASX release ‘Completion of the Redemption of Warrants’ dated 11 June 2024. 08 MAC Copper Limited

Annual Financial Statements

Financial and Operational Review continued

Cash flow statement analysis

Operating activities

MAC generated cash flows from operating activities of US$117 million in FY24 (outflow of US$12 million in FY23). The cash flows from operating activities were mainly a result of US$368 million received from Glencore against sale of Copper (US$125 million in FY23), offset by US$207 million paid to employees and suppliers (US$128 million in FY23) and US$44 million of net interest payments (US$9 million in FY23).

Investing activities

Investing activities in FY24 totalling US$165 million (FY23: US$779 million) primarily included consideration and transaction costs paid for the acquisition of the CSA Copper Mine amounting to US$98 million (FY23: US$771 million), US$27 million spent for the development of the CSA Copper Mine (FY23: US$17 million), US$27 million spent on other equipment and assets (FY23: US$8 million) and US$6 million spent on exploration (FY23: Nil).

Financing activities

In FY24, US$212 million (A$325 million at A$17.00 per CDI), before costs, raised as part of the ASX listing and US$101 million (A$150 million at A$18.00 per CDI), before costs, raised through a private placement, were the main contributors of the net inflows from financing activities. These were offset by repayment of senior debt, Glencore working capital loan and sliver and copper stream loans totalling US$87 million and underwriting costs of US$13 million. In FY23, proceeds from the issuance of shares to private and public investors, before costs, amounted to US$339 million and were complemented by proceeds from loans and borrowings of US$517 million which supported the acquisition of the CSA Copper Mine. Repayment of senior debt and silver stream loan in FY23 amounted to US$22 million.

Table 3: Reconciliation of cash flows from operations to free cash flow

	FY24	FY23	Change	
	US$'000	US$'000	US$'000	%
Cash flows from operating activities	**116,739**	**(11,707)**	**128,446**	**(1,097%)**
Cash paid for purchase of property, plant and equipment	(53,988)	(25,153)	(28,835)	115%
Free cash flow	**62,751**	**(36,860)**	**99,611**	**(270%)**

Entities over which control has been gained or lost during the period

In FY24, the Company has not gained or lost control over any entity. In FY23, a restructure of the Company and its subsidiaries was undertaken pursuant to which, MAC's predecessor entity, Metals Acquisition Corp (MTL), merged with and into MAC, with MAC continuing as the surviving company. In addition, on 16 June 2023, the Company, through its wholly owned subsidiary, Metals Acquisition Corp (Australia) Pty Ltd (MAC AU), acquired 100% interest in shares and voting rights in Cobar Management Pty. Limited (CMPL) from Glencore Operations Australia Pty Limited (Glencore). CMPL operates and owns the CSA Copper Mine near Cobar, New South Wales, Australia (the CSA Copper Mine).

Acquisition of the remaining 10% interests in the Shuttleton and Mt Hope Exploration Licence tenements

As part of the acquisition of the CSA Copper Mine (**CMPL**) from Glencore in 2023, MAC Group also acquired two tenements (EL6223 and EL6907) which were part of joint venture arrangements with AuriCula Mines Pty Limited (AuriCula), a wholly owned subsidiary of International Base Metals Limited. The Shuttleton Joint Venture between CMPL (90%) and AuriCula (10%) covered EL6223, which is located approximately 75km south of Cobar. The Mt Hope Joint Venture CMPL (90%) and AuriCula (10%) covered EL6907, which is located approximately 130km south of Cobar.

During FY24, on 2 April 2024, CMPL entered into an agreement with AuriCula to acquire the remaining 10% beneficial interests in these tenures (EL6223 and EL6907) that it did not already hold for A$200,000. On 15 July 2024, all the conditions precedent to the agreement were met and CMPL now holds 100% legal and beneficial title to all the mining and exploration tenure of these tenements (noting that some tenure remains subject to pre-existing royalty arrangements)[1].

1. Refer to ASX release 'June 2024 Quarterly Activities Report' dated 23 July 2024.

09

MAC Copper Limited

Financial and Operational Review continued

Operational performance summary

ESG

Safety

The Total Recordable Injury Frequency Rate (TRIFR) for the CSA Copper Mine at the end of FY24 was 10.9 (FY23: 10.1). This is below the NSW underground metalliferous TRIFR average of 15.5[1].

During the first half of the year, the TRIFR did go up to 14.4. However, increased leadership field safety interactions, extensive trainings and coaching had a beneficial effect on safety and total incidents recorded in the second half of the year reduced significantly with no recordable injuries in Q4 2024.

Graph 2: 12 Months TRIFR Average: CSA vs Industry


18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
Industry Average 15.5
FY23
FY24
CSA AverageTRIFR
Industry Average TRIFR

Sustainability Report

MAC recognises the importance of our environmental, social and governance responsibilities and that sustainability strategies more broadly is integral to the way we operate and essential to the accomplishment of our goals.

As a result, in 2024, MAC has completed a materiality assessment and stakeholder analysis to identify the key environmental, social and governance issues material to the business and important to our stakeholders.

To this end we are publishing our inaugural annual sustainability report at the same time as our annual report which provides an overview of our material ESG topics, a summary of current performance and an outline of future activities and initiatives to improve our reporting and disclosures over time. The contents of the sustainability report are not intended to be incorporated by reference into our annual report or in any other report or document we file or furnish with the Securities and Exchange Commission, and any reference to the sustainability report is intended to be an inactive textual reference only.

Regulatory

During the year, the CSA Mine Rehabilitation Objectives Statement, Final Landform and Rehabilitation Plan and the CSA Mine Forward Program have all been approved by the NSW Resources Regulator. Progress on the submission of the CSA Annual Rehabilitation Report due in April 2025 is on track. There have been no reportable environmental incidents during the year.

The STSF Stage 9 buttress bulk earthworks have been completed. Geochemical testing for Stage 10 material has been completed and construction activities on the Stage 10 embankment raise have been ongoing in the December 2024 quarter. Works on foundation preparation and development of the key trench within the West Mound have begun. West Mound works are planned for completion in Q1 2025 prior to progressing to the East Mound construction.

1. Source: Mine Safety performance report 2022-2023, Resource regulator Department of Regional NSW.

10

Annual Financial Statements

Financial and Operational Review continued

Production

Physicals

FY24 was affected by a power outage from a storm event in March and a planned major shut of mill operations in April, which was offset by a ramp up in production during the rest of the year. Production further benefited from increased milled copper grades of 4.2% in Q2, 4.0% in Q3 and 4.1% in Q4, resulting in an average grade of 3.90% for the year. Mining methods have also been refined during the year with blasting techniques reviewed and updated. Double lift stope extraction sequence performed better than expected, resulting in less mining dilution achieved with stronger grades and less total ore tonnes for the same metal.

Table 4: Production physicals

	Units	FY24	FY23	Change	
Ore mined	Tonnes	1,052,050	586,067	465,983	80%
Tonnes milled	Tonnes	1,072,676	611,963	460,713	75%
Copper grade processed	%	3.90%	3.70%	0.20%	5%
Copper recovery	%	97.70%	97.53%	0.17%	N/A
Copper produced	**Tonnes**	**41,128**	**22,878**	**18,250**	**80%**
Silver produced	**Ounces**	**462,572**	**233,251**	**229,321**	**98%**

Cost of production

C1 cash cost decreased from US$1.99/lb in FY23 to US$1.92/lb in FY24. Higher production tonnes complemented by improved production resulting from grade, operational efficiencies and consistency improvements during the year led this 4% decrease.

Table 5: Reconciliation of cost of goods sold to C1 cash cost

	FY24	FY23	Change	
Cost of goods sold	223,394	141,166	82,228	58%
Selling and distribution expenses	18,859	11,421	7,438	65%
Treatment and refining charges deducted from revenue	19,570	14,027	5,543	40%
Freight deducted from revenue	7,640	3,342	4,298	129%
Silver credit included in revenue	(11,934)	(5,469)	(6,465)	118%
Movements in copper concentrate included in cost of goods sold	9,012	(12,099)	21,111	(174%)
Total direct and indirect costs	**266,541**	**152,388**	**114,153**	**75%**
Depreciation and amortisation	(78,360)	(46,718)	(31,642)	68%
Total cash costs excluding capital spend	**188,181**	**105,670**	**82,511**	**78%**
Rates and royalties	(14,003)	(13,572)	(427)	3%
C1 cash cost	**174,178**	**92,094**	**82,084**	**89%**
Copper produced (lb'000)	90,672	46,208	44,464	96%
C1 cash cost/lb	**1.92**	**1.99**	**(0.07)**	**(4%)**

11

MAC Copper Limited

Financial and Operational Review continued

Table 6: Reconciliation of total cash costs excluding capital spend to All in cash cost

	FY24	FY23	Change	
Total cash costs excluding capital spend	188,181	105,670	82,511	78%
Sustaining capital	23,604	7,725	15,879	206%
Capitalised development	26,604	17,100	9,504	56%
Exploration	6,425	1,540	4,885	317%
All in cash cost	**244,814**	**132,035**	**112,779**	**85%**
Copper produced (lb'000)	90,672	46,208	44,464	96%
All in cash cost/lb	**2.70**	**2.86**	**(0.16)**	**(6%)**

Exploration

During FY24, MAC invested US$6.4 million in exploration and evaluation activities, and:

- continued exploratory and resource definition diamond drilling on CML5 for a total of 14,762m, the drilling focused on:
  - extensional and infill diamond drilling at the shallow, high-grade QTSSU-A resource ahead of development;
  - upper Pb-Zn mineralisation of the Eastern and Western Systems, which confirmed the presence of in situ, high-grade Pb-Zn material in the upper portions of the mine, within 10m to 40m of existing development; and
  - initial drilling at the Cherry and Tailings Dam prospects on CML5 intersected areas of structural complexity and base-metal geochemical anomalism indicating the potential for buried base-metal mineralisation;
- completed the high-powered Fixed-Loop Electromagnetic Geophysical Survey using low temperature Superconducting Quantum Interference Device sensors that covered ~26km² of highly prospective ground surrounding the CSA Copper Mine on CML5 and encompassing exploration licence EL5693. Preliminary interpretation of the 2024 Fixed-Loop Electromagnetic Geophysical Survey data shows numerous late-time anomalies, suggestive of deeply buried conductive material, in proximity to and along trend of the CSA Copper Mine; and
- completed multiple Downhole Electromagnetic Geophysical Surveys on underground and surface diamond drillholes that returned on-hole and off-hole conductors that require future targeting.

Pathway to >50,000 tonne per annum of copper production

The copper production guidance provided to the market covering 2025 and 2026 has been updated based on the new R+R Statement issued on 24 February 2025:

Table 7: CSA Copper Mine Production Guidance

Year	2025		2026	
	Low	High	Low	High
Copper Production (t)	43,000	48,000	48,000	53,000

12

Financial and Operational Review continued Graph 3: Copper production bridge (Tonnes) 1 2 3 4 ~37,300 41,128 ~50,500 Total including Merrin Mine Merrin Mine Mid-Point of 2026 Guidance Ventilation Project Productivity Improvements 2024 Copper Production MAC Efficiency Gains 2022 Production (prior ownership) 1 & 2 – MAC efficiency gains and productivity improvements The CSA Copper Mine is already benefiting from several efficiency measures and productivity improvements initiated under MAC ownership such as double stope lifts and other operational efficiencies noted in previous announcements aimed at reducing waste and ensuring efficient delivery of ore. To further progress towards becoming a 50ktpa+ producer two key projects have been identified as detailed below. Both projects are designed to deliver on our strategic goal of uplifting production to 50kpta+ and unlock the full potential of the CSA Copper Mine. 3 – Ventilation project The Capital Vent Upgrade Project is designed to support increased mining activity to 1.7Mtpa, improving access to lower mine levels and ensuring operational longevity beyond the current reserve life. The project remains a key enabler for sustained production growth at the CSA Copper Mine. Total spend in FY24 was US$3.0 million, with 233m of development completed. Progress continued on establishing access to the first raise bore location, additional geotechnical drilling was completed, and procurement of ventilation fans advanced. The project is progressing well, with development successfully integrated into existing operations. Early works in high-activity mining areas have supported a structured ramp-up, ensuring alignment with operational priorities. The slowest development rates are in the early stages of the project as development interacts with existing mining, and as development moves out away from the operations development rates are picking up as planned. Development is progressing well across multiple levels, with stripping, rehabilitation, and fan installations underway to enhance infrastructure and support operational efficiency. Key design enhancements and coordinated planning have optimised integration with active mining zones. Work will continue in 2025 to finalise critical infrastructure and further expand ventilation capacity in alignment with the long-term mine plan. 13 Annual Financial Statements

Financial and Operational Review continued 4 – Merrin Mine The QTSSU deposit presents an opportunity for incremental copper production at CSA Copper Mine, representing an additional mining area not currently connected to the mine, located approximately 150m below the surface. Drilling to upgrade this deposit has been completed, with ore mining expected to commence by Q4 2025. Mine Plan, Resource and Reserve During FY24, we announced the release of the new 2023 Reserves and Resources Statement (R+R)1. The effective date for the R+R was 31 August 2023. The update to the R+R was announced on 24 February 2025 – see announcement for detail and summary of the changes made2. Treasury Cash position, liquidity and debt facilities The Company’s cash holding at the end of FY24 was US$172 million (FY23: US$32 million) a net debt3 position of ~US$132 million (FY23: ~US$329 million). The increase in cash position is largely driven by the cash generated by operations of US$123 million (FY23: US$12 million cash used by operations) with equity raises from ASX IPO and private placements amounting to US$313 million, before costs (FY23: US$ 339 million, before costs, through private placements). There were ~$14.5 million of cash received for copper concentrate sold to Glencore on 23 December 2024 for which we received the cash but will not account for as revenue until early January 2025. The cash position also reflects another US$56.9 million repaid on the Senior Debt Facility (FY23: US$14.1 million), US$16.7 million in interest payments for the Senior debt (FY23: US$4.9 million) and US$21.7 million interest payments for the Mezzanine facility (FY23: Nil) during the year. At the end of FY24, MAC had a cash balance of US$172 million and pro-forma liquidity of ~US$213 million, after including US$25 million undrawn revolving facility, ~US$12 million outstanding Quotational Period receipts and unsold concentrate and ~US4 million strategic investment held in POL (FY23: cash and cash equivalents of US$32 million). Warrants redemption On 6 May 2024, MAC announced that it would redeem all public and private placement warrants that remained outstanding at 5:00 p.m. New York City time on 5 June 2024 for a redemption price of US$0.10 per Warrant and issue ordinary shares of the Company having par value of US$0.0001 per share there against. 1,026 Warrants were exercised at an exercise price of $11.50 per Ordinary Share and 15,344,751 Warrants were exercised on a “cashless basis,” resulting in the exercise of approximately 99.82% of the outstanding Warrants (of which approximately 0.01% were exercised for cash and 99.81% were exercised on a “cashless basis”) and in the issuance of an aggregate of 4,701,071 Ordinary Shares. The remaining 27,753 Warrants remained unexercised on the Redemption Date and were redeemed by the Company for cash. Accordingly, the Company has no public warrants or private placement warrants outstanding as a result of the redemption of the Warrants. The Company continues to have 3,187,500 financing warrants outstanding to purchase Ordinary Shares, which were issued to Sprott Private Resource Lending II (Collector-2), LP in connection with a mezzanine loan note facility entered into on 10 March 2023. 1. Refer to ASX release ‘Updated Resource & Reserve Statement & Production Guidance’ dated 23 April 2024. 2. Refer to ASX release ‘Updated Resource & Reserve Statement & Production Guidance’ dated 24 February 2025. 3. Senior Debt + Mezzanine Facility – Cash and cash equivalents (excluding streams). 14 MAC Copper Limited

Annual Financial Statements

Financial and Operational Review continued

Sprott mezzanine facility early repayment

As announced on 17 December 2024, MAC has agreed amendments with Sprott Private Resource Lending || (Collector-2), LP ("**Sprott**") to permit early repayment of its Mezzanine facility. This amendment underscores our commitment to the ongoing simplification and de-leveraging of our balance sheet.

The agreement allows MAC to repay the Mezzanine facility from 1 January 2025 onwards instead of 15 June 2025 onwards.

MAC will make a decision regarding earlier repayments based on its cash balance and financial forecasts in H1 2025 which will be communicated to the market once determined.

TCRC renegotiated pricing

Benchmark Treatment Charge and Refining Charge ("TCRC") pricing has been renegotiated and a new benchmark set for 2025, as such, from 1 January 2025 Copper refining charges will decrease by ~74% to approximately US$21/t for the TC and US$0.21/refined lb of copper for the RC.

Using 2024 results as a base, the impact of this reduction amounts to ~US$14.6 million per annum in savings equating to a reduction in C1 cash cost of ~US$0.16/lb year on year.

The impact of this change on the proforma 2024 results would be to reduce the 2024 C1 cash cost to ~US$1.76/lb from US$1.92/lb based on the new 2025 if it was to be applied to 2024 (proforma C1 cash cost for Q4 2024 would be ~US$1.52/lb).

Hedging

In adherence to our Debt Facility Agreement, MAC Copper previously implemented a hedging program covering the period to June 2026. During the year, the Company delivered 12,420 tonnes of copper into the hedge book at a price of US$3.72/lb. A summary of our open hedge positions as at 31 December 2024 is included below:

Table 7: Hedge position

	Copper		
	2025	2026	Total
Future Sales (t)	12,420	5,175	23,805
Future Sales ($/t)	3.72	3.72	3.72

15

Unaudited Consolidated Statement of Profit or Loss and Other Comprehensive Income or Loss For the years ended 31 December US$ Thousand Notes 2024 2023 Revenue 6 340,736 158,999 Cost of goods sold 7 (223,394) (141,166) Administrative expenses 7 (19,055) (79,607) Selling and distribution expenses 7 (18,859) (11,421) Other expenses, net (2,389) (1,753) Income/(loss) from operations 77,039 (74,948) Finance income 8 2,706 5,448 Finance costs 8 (78,069) (42,803) Net change in fair value of financial instruments 8 (80,646) (47,257) Net finance costs (156,009) (84,612) Loss before income taxes (78,970) (159,560) Income tax benefit 9 8,749 15,006 Net loss for the year (70,221) (144,554) Total comprehensive loss for the year attributable to owners of the company (70,221) (144,554) Basic and diluted loss per ordinary share 10 (0.98) (4.83) The accompanying notes are an integral part of these consolidated financial statements. 16 MAC Copper Limited

Unaudited Consolidated Statement of Financial Position As at 31 December US$ Thousand Notes 2024 2023 Restated* Assets Current assets Cash and cash equivalents 11 171,897 32,372 Trade and other receivables 12 7,310 33,242 Inventories 13 27,979 21,528 Derivative financial assets 23 – 234 Prepayments and other current assets 757 1,560 Total current assets 207,943 88,936 Non-current assets Property, plant and equipment 14 1,171,049 1,194,480 Exploration and evaluation 15 24,388 17,918 Inventories 13 222 300 Investment in equity instruments 3,984 – Derivative financial assets 23 – 3,767 Prepayments and other non-current assets – 67 Total non-current assets 1,199,643 1,216,532 Total assets 1,407,586 1,305,468 Liabilities Current liabilities Trade and other payables 16 51,050 87,562 Lease liability 17 4,484 5,848 Loans and borrowings 18 58,266 68,909 Derivative financial liability 23 22,179 17,130 Current tax liability 9 7,314 – Provisions 19 13,357 13,273 Other financial liabilities 21 29,485 94,689 Total current liabilities 186,135 287,411 Non-current liabilities Lease liability 17 5,749 9,958 Loans and borrowings 18 344,925 379,966 Derivative financial liability 23 57,065 81,397 Deferred tax liability 9 108,021 124,084 Provisions 19 20,547 28,505 Liability for cash-settled share-based payments 20 5,631 3,193 Other financial liabilities 21 112,554 122,927 Total non-current liabilities 654,492 750,030 Total liabilities 840,627 1,037,441 Net assets 566,959 268,027 Equity Share capital 25 8 5 Share premium 25 801,445 432,295 Other capital reserves 25 1,212 1,212 Accumulated deficit (235,706) (165,485) Total equity 566,959 268,027 The accompanying notes are an integral part of these consolidated financial statements. * Refer to Note 26 for the details of restatement of comparatives upon the finalisation of purchase price allocation. 17 Annual Financial Statements

MAC Copper Limited

Unaudited Consolidated Statement of Changes in Equity

For the years ended 31 December 2024 and 2023

US$ Thousand	Notes	Share Capital	Share Premium	Other Capital Reserves	Accum-ulated Deficit	Total
Balance as of 1 January 2024		**5**	**432,295**	**1,212**	**(165,485)**	**268,027**
ASX capital raise and private placement	25	3	312,477	–	–	312,480
Shares issuance costs	25	–	(9,810)	–	–	(9,810)
Redemption of warrants	25	–	65,854	–	–	65,854
Redemption of DSUs	25	–	246	–	–	246
Redemption of RSUs	25	–	382	–	–	382
Net loss		–	–	–	(70,221)	(70,221)
Other comprehensive income		–	–	–	–	–
Balance as of 31 December 2024		**8**	**801,445**	**1,212**	**(235,706)**	**566,959**
Balance as of 1 January 2023		**1**	**24**	**945**	**(20,931)**	**(19,961)**
Contribution of conversion price in excess of fair value of warrants		–	–	198	–	198
Amount in excess of the face value over the present value on related promissory note		–	–	69	–	69
PIPE – Osisko	25	–	15,000	–	–	15,000
Backstop facility – Osisko	25	–	25,000	–	–	25,000
PIPE – Sprott	25	–	15,000	–	–	15,000
PIPE A and PIPE B	25	2	184,515	–	–	184,517
PIPE – BlackRock	25	1	44,999	–	–	45,000
PIPE – October 2023	25	–	20,098	–	–	20,098
Public shareholders – non-redemption	25	–	34,431	–	–	34,431
Rollover shares – Glencore	25	1	99,999	–	–	100,000
Share issuance costs	25	–	(6,771)	–	–	(6,771)
Net loss		–	–	–	(144,554)	(144,554)
Other comprehensive income		–	–	–	–	–
Balance as of 31 December 2023		**5**	**432,295**	**1,212**	**(165,485)**	**268,027**

The accompanying notes are an integral part of these consolidated financial statements.

18

Unaudited Consolidated Statement of Cash Flows For the years ended 31 December US$ Thousand Notes 2024 2023 Cash flows from operating activities: Loss before income taxes (78,970) (159,560)  Adjustments to reconcile net loss to net cash used in operating activities: Depreciation and amortisation 14 78,360 46,718 Net foreign exchange losses 8 6,203 1,617 Finance income 8 (2,706) (5,330) Finance costs 8 71,866 41,186 Net change in fair value measurements of financial assets and liabilities 8 80,646 47,257 Movement in provisions (1,745) 1,407 Other non-cash transactions (2,099) 3,313  Changes in operating assets and liabilities: Decrease/(increase) in due from related parties 25,203 (31,456) Decrease/(increase) in other receivables 904 (92) Decrease in prepayments 879 860 (Increase)/decrease in inventories (6,593) 11,072 Decrease in trade payables (583) (2,470) Increase in other payables 12,878 50,901 Increase in liability for cash-settled share-based payments 3,108 – Decrease in deferred liabilities (2,420) (7,239) Decrease in derivatives (23,830) (576) Cash from/(used in) operating activities 161,101 (2,392) Interest received 2,706 – Interest paid (47,068) (9,315) Net cash from/(used in) operating activities 116,739 (11,707) Cash flows from investing activities: Purchase of property, plant, and equipment (53,988) (25,153) Proceeds from disposal of property, plant, and equipment – 16,564 Exploration expenditure 15 (6,425) – Investment in equity instruments (1,846) – Acquisition of subsidiary 26 (75,000) (770,516) Payment of contingent royalty consideration (4,870) – Stamp duty paid on acquisition of subsidiary (23,213) – Net cash used in investing activities (165,342) (779,105) Cash flows from financing activities: Proceeds from issue of share capital 25 302,668 332,275 Payment of deferred underwriting and transaction costs (12,968) Proceeds from convertible promissory note – related party – 300 Proceeds from issue of promissory note – 1,082 Proceeds from loans and borrowings – 501,657 Proceeds from working capital loan – related party – 15,000 Repayment of promissory note – (1,869) Repayment of loans and borrowings 18 (56,850) (14,140) Repayment of silver and copper stream loans (18,870) (7,479) Repayment of working capital loan – related party (11,522) – Payment of lease liabilities 17 (7,556) (3,684) Net cash from financing activities 194,902 823,142 Net change in cash and cash equivalents 146,299 32,330 Cash and cash equivalents, beginning of the year 32,372 42 Foreign exchange on cash and cash equivalents (6,774) – Cash and cash equivalents, end of the year 11 171,897 32,372 The accompanying notes are an integral part of these consolidated financial statements. 19 Annual Financial Statements

Index of the Notes to the Unaudited Consolidated Financial Statements Contents 1. Corporate information 21 2. Basis of accounting 21 3. Material accounting policy information 22 4. Use of judgements and estimates 36 5. Segment information 39 6. Revenue 40 7. Expenses by nature 41 8. Finance income and costs 42 9. Income taxes 43 10. Earnings per share 45 11. Cash and cash equivalents 45 12. Trade and other receivables 46 13. Inventories 46 14. Property, plant and equipment 47 15. Exploration and evaluation 48 16. Trade and other payables 48 17. Lease liabilities 48 18. Loans and borrowings 50 19. Provisions 56 20. Liability for cash-settled share-based payments 57 21. Other financial liabilities 61 22. Financial instruments and financial risk management 62 23. Fair value measurement 65 24. Capital management 73 25. Share capital, share premium and other capital reserves 74 26. Acquisition of subsidiary and finalisation of purchase price allocation 77 27. List of subsidiaries 80 28. Related party disclosures 81 29. Commitments and contingencies 85 30. Subsequent events 85 20 MAC Copper Limited

1. Corporate information MAC Copper Limited (“MAC”, the “Company” or “we”), formerly known as Metals Acquisition Limited, is a New York Stock Exchange (“NYSE”) and Australian Securities Exchange (“ASX”) listed company incorporated under the laws of Jersey, with limited liability. The Company and its subsidiaries (collectively referred herein as the “Group”) are primarily engaged in the operation of the Cornish, Scottish and Australian underground copper mine (the “CSA mine”) in Australia. The principal place of business of the Company is 3rd Floor, 44 Esplanade St. Helier, JE4 9WG, Jersey. MAC was incorporated on 29 July 2022 and merged with and into Metals Acquisition Corp, a Cayman Islands exempted company, on 14 June 2023, with MAC continuing as the surviving company (the “Merger”). Metals Acquisition Corp was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganisation or similar business combination with one or more businesses (“Business Combination” or “Acquisition” or “initial Business Combination”). On 16 June 2023 (the “Closing Date” or “Closing” or “Acquisition Date”), the Group consummated the initial Business Combination pursuant to the Share Sale Agreement dated as of 17 March 2022 (amended on 22 November 2022), by and among MAC, Metals Acquisition Corp, Metals Acquisition Corp’s subsidiary Metals Acquisition Corp. (Australia) Pty Ltd (“MAC Australia”) and Glencore Operations Australia Pty Limited (“Glencore”). Pursuant to the Share Sale Agreement, MAC Australia acquired from Glencore Operations Australia 100% of the issued share capital of Cobar Management Pty Limited (“CMPL”), which owns and operates the CSA mine near Cobar, New South Wales, Australia (refer Note 26). The Company’s sponsor was Green Mountain Metals LLC (“GMM”), a Cayman Islands limited liability company (the “Sponsor”). In connection with the Merger, (i) each issued and outstanding Class A Ordinary Share and Class B Ordinary Share of Metals Acquisition Corp was converted into one ordinary share of MAC (“Common Shares”) and (ii) each issued and outstanding whole warrant to purchase Class A Ordinary Shares of Metals Acquisition Corp was converted into one warrant to purchase one ordinary share of MAC at an exercise price of $11.50 per share (“Warrants”), subject to the same terms and conditions existing prior to such conversion. Upon the consummation of the initial Business Combination and other transactions contemplated by the Share Sale Agreement, trading of the Common Shares and Warrants commenced on the NYSE under the symbols “MTAL” and “MTAL.WS”, respectively, and MAC became a publicly listed entity on 16 June 2023. During the year, on 16 February 2024, MAC was also admitted to the official list of ASX, and MAC’s securities commenced quotation on 20 February 2024 under the symbol “MAC”. 2. Basis of accounting (a) Statement of compliance These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). They were authorised for issue by the Company’s board of directors on 25 February 2025. In the opinion of management, these consolidated financial statements reflect all adjustments, which consist of normal and recurring adjustments necessary to present fairly the financial position as at 31 December 2024 and 2023 and the results of operations and cash flows for the year ended 31 December 2024 and 2023. (b) Basis of measurement These consolidated financial statements have been prepared on an accruals basis and are based on historical cost except for certain financial assets and liabilities which are measured at fair value. Historical cost is generally based on the fair values of the consideration given in exchange for assets. All values in these consolidated financial statements are rounded to the nearest thousand, except where otherwise indicated. Notes to the Unaudited Consolidated Financial Statements 21 Annual Financial Statements

Notes to the Unaudited Consolidated Financial Statements continued (c) Functional and presentation currency These consolidated financial statements are presented in U.S. dollars (“USD”, “US$” or “$”), which is the Group’s functional currency. (d) Going concern These consolidated financial statements have been prepared on a going concern basis, which contemplates the continuity of normal business activities and the realisation of assets and the settlement of liabilities in the ordinary course of business. As at 31 December 2024, the Group’s current assets exceed current liabilities by $21,808 thousand (31 December 2023: current liabilities exceeded current assets by $198,475 thousand). Management have prepared cashflow forecast for the period covering at least 12 months from the date of these interim financial statements to support the assessment of going concern, which anticipates that the Group will be able to pay its debts as and when they fall due during this period without drawing down on any additional funding. Noting the inherent risks associated with achieving the cashflow forecast, key assumptions in the cashflow forecast include: • The CSA mine achieving copper production within the guidance range announced by the Company; • The Group continuing to maintain the efficiencies achieved within the CSA mine; and • The CSA mine producing sufficient cash inflows to fund MAL’s financing arrangements. The Directors have a reasonable expectation that these assumptions can be satisfied and believe it is appropriate to prepare these interim financial statements on a going concern basis. In the event that the key assumptions noted above are not achieved and additional funding is required, the Group can seek alternative sources of funding which the Directors believe would be available including the draw down of any revolving facilities. 3. Material accounting policy information The Group has consistently applied the following accounting policies to all periods presented in these consolidated financial statements, except if mentioned otherwise. 3.1 Basis of consolidation (a) Business combinations The Group accounts for business combinations under the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group (Note 26). In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs. The excess of the consideration transferred over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognised directly in profit or loss as a bargain purchase. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities. Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is recorded as a liability and remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognised in consolidated profit or loss. 22 MAC Copper Limited

Notes to the Unaudited Consolidated Financial Statements continued Common control transactions, such as the Merger of MAC and Metals Acquisition Corp (refer Note 1) in which the combining entities were ultimately controlled by the same parties, both before and after the Merger was completed, are accounted for using book value accounting based on the carrying values recognised in the financial statements of the combining entities. For such transactions, the consolidated financial statements reflect that the arrangement is in substance a continuation of the existing group. (b) Subsidiaries Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in these consolidated financial statements from the date on which control commences until the date on which control ceases. (c) Transactions eliminated on consolidation Intra-group balances and transactions, and any unrealised income and expenses (except for foreign currency transaction gains or losses) arising from intra-group transactions, are eliminated. 3.2 Foreign currency transactions Transactions in foreign currencies are translated into the respective functional currencies of Group companies at the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency differences are generally recognised in consolidated profit or loss and presented within finance income or finance costs. 3.3 Revenue recognition Revenue is derived principally from the sale of goods and recognised when the performance obligations have been satisfied upon transfer of control of the goods from the Company to the customer. Revenue is measured based on consideration specified in the contract with a customer and excludes amounts collected on behalf of third parties. Revenue related to the sale of goods is recognised when the product is delivered to the destination specified by the customer, which is typically the vessel on which it is shipped, the destination port or the customer’s premises and the customer has gained control through their ability to direct the use of and obtain substantially all the benefits from the asset. The sales price is determined on a provisional basis at the date of delivery as the final selling price is subject to movements in market prices up to the date of final pricing, normally ranging from 30 to 90 days after initial booking (provisionally priced sales). As the pricing only varies based on future market prices after the performance obligation has been satisfied, this is not considered to be variable consideration. The Company’s right to the consideration is unconditional as only the passage of time is required before payment is due and, therefore, the Company accounts for the receivable under IFRS 9 Financial Instruments (“IFRS 9”). Revenue on provisionally priced sales is recognised based on the estimated fair value of the total consideration receivable. The revenue adjustment mechanism embedded within provisionally priced sales arrangements has the character of a commodity derivative. Accordingly, the fair value of the final sales price adjustment is re-estimated continuously and changes in fair value are recognised as an adjustment to revenue. In all cases, fair value is estimated by reference to forward market prices. 23 Annual Financial Statements

Notes to the Unaudited Consolidated Financial Statements continued The principal risks associated with recognition of sales on a provisional basis include commodity price fluctuations between the date the sale is recorded and the date of final settlement. If a significant decline in commodity prices occurs, it is reasonably possible the Company could be required to pay the difference between the provisional price and final selling price. Revenues from the sale of silver, a by-product in the production of copper concentrate, are included within revenue from the sale of concentrate, which includes copper and silver. The Company is responsible for providing certain shipping and insurance services to the customer, which is generally before the date at which the Company has transferred control of the goods. These services are not distinct within the context of the contract, and they are not separately identifiable from other promises within the contract. Accordingly, shipping and insurance services are not considered separate performance obligations and are treated as costs to fulfill the promise to transfer the related products. Any customer payments of shipping and handling costs are recorded within revenue. While the Company’s customer has an option to take deliveries of the goods on Cost and Freight (“CFR”) and Cost, Insurance and Freight (“CIF”) basis, the customer generally opts for Free on Board (“FOB”) based delivery where the Company is responsible for loading the purchased goods onto the ship, and all costs associated up to that point. Under the Group’s sales offtake agreement, optionality exists to allow the parties to the transaction to complete advance payment sales. In such cases, the product may be sold at mine site (rather than at port) with title and control transferring earlier in the process than otherwise. For such transactions, the Group applies ‘bill and hold’ guidance under IFRS 15. In applying this guidance, the key judgment in determining when to recognise revenue is assessing whether the bill and hold arrangement has substance. In assessing the substance of the bill and hold arrangement, the Group considers the fact pattern specific to the sales in question, delays that occurred beyond both parties’ control, the structure of the contract with the counterparty, and the reason for the execution of the sale. 3.4 Finance income and finance costs The Group’s finance income and finance costs include: • interest income; • interest expense; • the foreign currency gains and losses; • unwinding of discount on rehabilitation provision; • amortisation of discount on convertible promissory notes; • the net gain or loss on financial instruments at fair value through profit and loss (“FVTPL”); • the fair value gain or loss on derivative financial instruments; and • the fair value loss on contingent consideration classified as a financial liability. Interest income or expense is recognised under the effective interest rate method. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to: • the gross carrying amount of the financial asset; or • the amortised cost of the financial liability. In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit-impaired) or to the amortised cost of the liability. However, for financial assets that have become credit-impaired subsequent to initial recognition, interest income is calculated by applying the effective interest rate to the amortised cost of the financial asset. If the asset is no longer credit-impaired, then the calculation of interest income reverts to the gross basis. 24 MAC Copper Limited

Notes to the Unaudited Consolidated Financial Statements continued 3.5 Income tax Income tax expense comprises current and deferred tax. It is recognised in consolidated profit or loss except to the extent that it relates to items recognised directly in equity or in other comprehensive income (“OCI”). Income tax relating to transaction costs of an equity transaction is accounted for in accordance with IAS 12 Income Taxes (“IAS 12”). The Group has determined that the global minimum top-up tax – which it is required to pay under Pillar Two legislation – is an income tax in the scope of IAS 12. The Group has applied a temporary mandatory relief from deferred tax accounting for the impacts of the top-up tax and accounts for it as a current tax when it is incurred. (a) Current tax Current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit or tax loss for the period. It is calculated using tax rates and tax laws that have been enacted or substantively enacted by reporting date. Current tax assets and liabilities are offset only if certain criteria are met. The Group assesses its liabilities and contingencies for all tax years open to audit based upon the latest information available. Inherent uncertainties exist in estimates of tax contingencies due to complexities of interpretation and changes in tax laws. For those matters where it is probable that an adjustment will be made, the Group records its best estimate of these tax liabilities, including related interest charges, taking into account the range of possible outcomes. (b) Deferred tax Deferred tax is accounted for using the balance sheet liability method. Temporary differences are differences between the tax base of an asset or liability and its carrying amount in the balance sheet. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. Deferred tax assets and liabilities are not recognised for: • temporary differences on the initial recognition of assets and liabilities in a transaction that: – is not a business combination; and – at the time of the transaction (i) affects neither taxable income nor accounting profit and (ii) does not give rise to equal taxable and deductible temporary differences; • temporary differences related to investments in subsidiaries, associates and joint arrangements to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and • taxable temporary differences arising on the initial recognition of goodwill. In principle, deferred tax liabilities are recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that sufficient future taxable profits will be available against which deductible temporary differences or unused tax losses and tax offsets can be utilised. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognise a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for individual subsidiaries in the Group. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised; such reductions are reversed when the probability of future taxable profits improves. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period(s) when the asset and liability giving rise to them are realised or settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by reporting date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group has both the right and the intention to settle its current tax assets and liabilities on a net or simultaneous basis. 25 Annual Financial Statements

Notes to the Unaudited Consolidated Financial Statements continued 3.6 Cash and cash equivalents For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institution, other short-term, highly liquid investments with remaining maturities at purchase of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. 3.7 Inventories Copper-silver in concentrate and ore stockpiles are physically measured and valued at the lower of cost or net realisable value. Cost is determined using the first-in-first-out (“FIFO”) or the weighted average method and comprises material costs, labour costs, allocated production related overhead costs and includes treatment and refining cost. The cost of production is allocated to joint products using a ratio of weighted average volume by product at each month end. Separately identifiable costs of conversion of each metal concentrate are specifically allocated. Net realisable value is the estimated selling price, less estimated costs of completion and costs of selling final product. Supplies and consumables are measured using the FIFO method and work in progress inventories using the weighted average method. Financing and storage costs related to inventory are expensed as incurred. 3.8 Property, plant and equipment (a) Recognition and measurement Property, plant and equipment are initially recognised at cost, being the fair value of the consideration given to acquire or construct the asset, including directly attributable costs required to bring the asset to the location or to a condition necessary for operation and the direct cost of dismantling and removing the asset, less accumulated depreciation and any accumulated impairment losses. (b) Subsequent expenditure Subsequent expenditure is capitalised only if it is probable that the future economic benefits associated with the expenditure will flow to the Group. (c) Depreciation Property, plant and equipment are depreciated to their estimated residual value over the estimated useful life of the specific asset concerned, or the estimated remaining life of mine (“LOM”), field or lease. Depreciation commences when the asset is available for use. The major categories of property, plant and equipment are depreciated/amortised on a Units-of-Production (“UOP”) and/or straight-line basis. Depreciation of property, plant and equipment using UOP method over the LOM is based on estimated tons including commercially recoverable reserves (proven and probable reserves) and a portion of mineral resources (measured, indicated and inferred resources). Mineral resources are included in depreciation calculations where they are expected to be classified as mineral reserves based on high degree of confidence that they will be extracted in an economic manner. The Company records amortisation on underground mine development costs on a UOP basis based on the estimated tonnage of proven and probable mineral reserves and the mineral resources included in the current life of mine plan of the identified component of the ore body. The UOP method defines the denominator as the total tonnage of proven and probable mineral reserves and the mineral resources included in the current life of mine plan. Mineral resources are included in the basis of UOP method when they do not yet have the status of reserves merely because the necessary detailed evaluation work has not yet been performed and the responsible technical personnel agree that inclusion of a proportion of measured, indicated and inferred resources is appropriate based on historic reserve conversion rates. Depreciation, depletion and amortisation using the UOP method is allocated to inventory cost and then included as a component of cost of goods sold. 26 MAC Copper Limited

Notes to the Unaudited Consolidated Financial Statements continued The estimated useful lives for the current period is as follows: Buildings 10-45 years/Straightline Freehold land Not depreciated Plant and equipment 3-30 years/UOP ROU asset 2-30 years Mine development UOP Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate. (d) Mine development Mine development costs include costs of acquired mineral rights and costs incurred resulting from mine pre-production activities undertaken to gain access to proven and probable mineral reserves, including shafts, adits, drifts, ramps, permanent excavations, and infrastructure. Mineral rights comprise mineral resources and ore reserves, which are acquired as part of a business combination and are recognised at fair value at the date of acquisition. Development stage expenditures are costs incurred to obtain access to proven and probable mineral reserves or mineral resources and provide facilities for extracting, treating, gathering, transporting and storing the minerals. The development stage of a mine commences when the technical feasibility and commercial viability of extracting the mineral resource has been determined. Costs that are directly attributable to mine development are capitalised as property, plant and mine development to the extent that they are necessary to bring the property to commercial production. Abnormal costs are expensed as incurred. Indirect costs are included only if they can be directly attributed to the area of interest. General and administrative costs are capitalised as part of the development expenditures when the costs are directly attributed to a specific mining development project. Upon completion of development and commencement of production, capitalised development costs are transferred, as required, to the appropriate plant and equipment asset category. (e) Assets under construction Assets under construction are included in plant and equipment and since the assets are not yet available for use, are not depreciated. 3.9 Exploration and evaluation Exploration and evaluation expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore. Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Exploration and evaluation expenditures are capitalised to the extent that it can be demonstrated that the project will generate future economic benefits. When it is determined that a project cannot generate future economic benefit the costs are expensed. The exploration and evaluation phase ends when the technical feasibility and commercial viability of extracting the mineral is demonstrable. 27 Annual Financial Statements

Notes to the Unaudited Consolidated Financial Statements continued 3.10 Leases The Group recognises a ROU asset and corresponding lease liability in the consolidated statement of financial position for all lease arrangements in which it is the lessee, except for short-term leases with a term of twelve months or less and leases of low value assets. For these leases, the Group recognises the lease payments as an operating expense on a straight-line basis over the term of the lease. The lease liability is initially measured at the present value of the future lease payments from the commencement date of the lease. The lease payments are discounted using the asset and Group specific incremental borrowing rates. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest rate method) and by reducing the carrying amount to reflect the lease payments made. The Group remeasures the lease liability, with a corresponding adjustment to the related ROU assets, whenever: • The lease term changes or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate; • The lease payments change due to the changes in an index or rate or a change in expected payment under a guaranteed residual value, in which case the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate; and • A lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of modification. The ROU assets are initially recognised in the consolidated statement of financial position at cost, which comprises the amount of the initial measurement of the corresponding lease liability, adjusted for any lease payments made at or prior to the commencement date of the lease, any lease incentive received and any initial direct costs incurred, and expected costs for obligations to dismantle and remove ROU assets when they are no longer used. ROU assets are recognised within property, plant and equipment in the consolidated statement of financial position. ROU assets are depreciated on a straight-line basis from the commencement date of the lease over the shorter of the useful life of the ROU asset or the end of the lease term. Sale and leaseback transactions If the Group transfers an asset to another entity (the “buyer-lessor”) and leases that asset back from the buyer-lessor, the transfer contract and the lease is accounted for by applying the requirements of IFRS 16 Leases (“IFRS 16”). The Group first applies the requirements for determining when a performance obligation is satisfied in IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) to determine whether the transfer of an asset is accounted for as a sale of that asset. For transfer of an asset that satisfies the requirements of IFRS 15 to be accounted for as a sale of the asset, the Group measures the ROU asset arising from the leaseback at the proportion of the previous carrying amount of the asset that relates to the right of use retained by the Group. Accordingly, the Group recognises only the amount of any gain or loss that relates to the rights transferred to the buyer-lessor. If the transfer of an asset does not satisfy the requirements of IFRS 15 to be accounted for as a sale of the asset, the Group continues to recognise the transferred asset and recognises a financial liability equal to the transfer proceeds. The financial liability is accounted for applying IFRS 9. 28 MAC Copper Limited

Notes to the Unaudited Consolidated Financial Statements continued 3.11 Financial instruments (a) Recognition and measurement Trade receivables are initially recognised when they are originated. All other financial assets and financial liabilities are initially recognised when the Group becomes a party to the contractual provisions of the instrument. A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus or minus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price. (b) Classification and subsequent measurement Financial assets On initial recognition, a financial asset is classified as subsequently measured at: amortised cost; fair value through other comprehensive income (“FVOCI”) – debt investment; FVOCI – equity investment; or FVTPL. Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model. (i) Business model assessment The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes: • the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realising cash flows through the sale of the assets; • how the performance of the portfolio is evaluated and reported to the Group’s management; • the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed; • how managers of the business are compensated – e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and • the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity. Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with the Group’s continuing recognition of the assets. (ii) Assessment whether contractual cash flows are solely payments of principal and interest For the purposes of this assessment, “principal” is defined as the fair value of the financial asset on initial recognition. “Interest” is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin. 29 Annual Financial Statements

Notes to the Unaudited Consolidated Financial Statements continued In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers: • contingent events that would change the amount or timing of cash flows; • terms that may adjust the contractual coupon rate, including variable-rate features; • prepayment and extension features; and • terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features). A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract. Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition. A financial asset is measured at amortised cost if it meets both of the following conditions and is not designated as at FVTPL: • it is held within a business model whose objective is to hold assets to collect contractual cash flows; and • its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest (SPPI) on the principal amount outstanding. These assets are subsequently measured at amortised cost using the effective interest rate method. The amortised cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognised in consolidated profit or loss. Any gain or loss on derecognition is recognised in profit or loss. Financial liabilities Financial liabilities of the Group include trade and other payables, loans and borrowings, lease liabilities and other financial liabilities. The Group recognises the financial liabilities at amortised cost using the effective interest rate method as they are not classified as held-for-trading, not a derivative or not designated as such on initial recognition. Interest expense and foreign exchange gains and losses are recognised in consolidated profit or loss. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date. (c) Derecognition Financial assets The Group derecognises a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset. 30 MAC Copper Limited

Notes to the Unaudited Consolidated Financial Statements continued Financial liabilities The Group derecognises a financial liability when its contractual obligations are discharged or cancelled or expire. (d) Offsetting Financial assets and financial liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realise the asset and settle the liability simultaneously. (e) Derivative financial instruments Derivatives are initially measured at fair value. Subsequent to initial recognition, derivatives are measured at fair value and changes therein are recognised in consolidated profit or loss for fair value and non-hedging derivatives and recognised in consolidated other comprehensive income for derivatives designated as cash flow hedges. A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if: the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at FVTPL. Embedded derivatives are measured at fair value with changes in fair value recognised in consolidated profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the FVTPL category. More information about the Group’s accounting policies and risk management activities related to derivative financial instruments and hedge accounting is provided in Notes 22 and 23. 3.12 Impairment (a) Non-derivative financial instruments A loss allowance for expected credit losses (“ECL”) is determined for all financial assets, other than those at FVTPL and equity instruments at FVOCI, at the end of each reporting period. The ECL recognised represents a probability-weighted estimate of credit losses over the expected life of the financial instrument. The Group applies the simplified approach to measure the loss allowance for trade receivables classified at amortised cost, using the lifetime ECL provision. The ECL on these financial assets is estimated using a provision matrix by reference to past default experience and an equivalent credit rating, adjusted as appropriate for current observable data and forward-looking information. For all other financial assets at amortised cost, the Group recognises lifetime ECLs when there has been a significant increase in credit risk since initial recognition, which is determined by: • A review of overdue amounts; • Comparing the risk of default at the reporting date and at the date of initial recognition; and • An assessment of relevant historical and forward-looking quantitative and qualitative information. For those balances that are beyond 30 days overdue it is presumed to be an indicator of a significant increase in credit risk. If the credit risk on the financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to 12-months ECL, which comprises the expected lifetime loss from the instrument were a default to occur within 12 months of the reporting date. 31 Annual Financial Statements

Notes to the Unaudited Consolidated Financial Statements continued The Group considers an event of default has materialised and the financial asset is credit impaired when information developed internally or obtained from external sources indicates that the debtor is unlikely to pay the Group without taking into account any collateral held by the Group or if the financial asset is more than 90 days past due unless the Group has reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate. The Group writes off a financial asset when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery. (b) Non-financial assets The Group conducts, at least half yearly, an internal review of asset values which is used as a source of information to assess for any indications of impairment. Formal impairment tests are carried out when events or changes in circumstances indicate the carrying value may not be recoverable. A formal impairment test involves determining whether the carrying amounts are in excess of their recoverable amounts. An asset’s recoverable amount is determined as the higher of its fair value less costs of disposal and its value in use. Such reviews are undertaken on an asset-by-asset basis, except where assets do not generate cash flows independent of other assets, in which case the review is undertaken at the Cash Generating Unit (“CGU”) level. If the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recorded in the consolidated profit or loss to reflect the asset at the lower amount. For those assets which were impaired in prior periods, if indicators of impairment reversal exist an assessment is performed and if their recoverable amount exceeds their carrying amount, an impairment reversal is recorded in the consolidated profit or loss to reflect the asset at the higher amount to the extent the increased carrying amount does not exceed the carrying value of the asset that would have been determined had no impairment previously been recognised. 3.13 Employee benefits (a) Short term employee benefits Short-term employee benefits are expensed as the related service is provided. A liability is recognised for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably. Liabilities recognised in respect of short-term employee benefits, are measured at their face value without the effect of discounting using the remuneration rate expected to apply at the time of settlement. (b) Defined contribution plans Obligations for contributions to defined contribution plans are expensed as the related service is provided. (c) Long term employee benefits The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. Liabilities recognised in respect of long-term employee benefits are measured as the present value of the estimated future cash outflows to be made by the Group in respect of services provided by employees up to reporting date. Remeasurements are recognised in consolidated profit or loss in the period in which they arise. (d) Share-based payment arrangements The fair value of the amount payable to employees in respect of cash-settled share-based payment arrangements is recognised as an expense with a corresponding increase in liabilities, recognised over the service period. The liability is remeasured at each reporting date based on the fair value of the cash-settled share-based payment arrangements. Any changes in the liability are recognised in profit or loss. 32 MAC Copper Limited

Notes to the Unaudited Consolidated Financial Statements continued 3.14 Provisions Provisions are recognised when the Group has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources embodying economic benefits that can be reliably estimated will be required to settle the liability. The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flow estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material). The unwinding of the discount is recognised as finance cost in consolidated profit and loss. Restoration, rehabilitation and decommissioning The Group’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing, and the Group has made, and intends to make in the future, expenditures to comply with such laws and regulations. The timing of these expenditures is dependent upon a number of factors including the life of the mine, the operating license conditions, and the laws, regulations, and environment in which the mine operates. Decommissioning liabilities are recognised at the time an environmental disturbance occurs and are measured at the Company’s best estimate of the expected future cash flows required to reclaim the disturbance for each operation, which are adjusted to reflect inflation, and discounted to their present value. When the liability is initially recognised, the present value of the estimated costs is capitalised by increasing the carrying amount of the related assets to the extent that it was incurred as a result of the development/construction of the asset. Additional disturbances that arise due to further development/ construction are recognised as additions or charges to the corresponding assets and rehabilitation liability when they occur. Costs incurred in relation to accrued rehabilitation obligations are applied against the restoration provision in the period in which such costs are incurred. Costs related to the restoration of site damage (subsequent to the start of commercial production) that occurs on an ongoing basis during production are provided for and recognised in profit or loss as extraction progresses. 3.15 Fair value measurement Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for leasing transactions that are within the scope of IFRS 16, and measurements that have some similarities to fair value but are not fair value, such as net realisable value in IAS 2 Inventories (“IAS 2”) or value in use in IAS 36 Impairment of Assets. In addition, for financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows: • Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date; • Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and • Level 3 inputs are unobservable inputs for the asset or liability. 33 Annual Financial Statements

Notes to the Unaudited Consolidated Financial Statements continued 3.16 Goods and services tax Revenues, expenses and assets are recognised net of the amount of goods and services tax (“GST”), except: • where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or • for receivables and payables which are recognised inclusive of GST. The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables. Cash flows are included in the consolidated statement of cash flows on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows. 3.17 Contingencies By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. Such contingencies include, but are not limited to environmental obligations, litigation, regulatory proceedings, tax matters and losses resulting from other events and developments. When a loss is considered probable and reasonably estimable, a liability is recorded in the amount of the best estimate for the ultimate loss. The likelihood of a loss with respect to a contingency can be difficult to predict and determining a meaningful estimate of the loss or a range of loss may not always be practicable based on the information available at the time and the potential effect of future events and decisions by third parties that will determine the ultimate resolution of the contingency. It is not uncommon for such matters to be resolved over many years, during which time relevant developments and new information is continuously evaluated to determine both the likelihood of any potential loss and whether it is possible to reasonably estimate a range of possible losses. When a loss is probable but a reasonable estimate cannot be made, disclosure is provided. 3.18 New and amended standards adopted by the Group The Group has applied the following standards and amendments for the first time for its annual reporting period commencing 1 January 2024: • Classification of Liabilities as Current or Non-current (Amendments to IAS 1); • Non-current Liabilities with Covenants (Amendments to IAS 1); • Lease Liability in a Sale and Leaseback (Amendments to IFRS 16); and • Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7). The amendments listed above did not have any material impact on the amounts recognised in prior periods and are not expected to significantly affect the current or future periods. 34 MAC Copper Limited

Notes to the Unaudited Consolidated Financial Statements continued 3.19 New standards and interpretations not yet adopted Certain new accounting standards and amendments to accounting standards have been published that are relevant to the Group but not mandatory for 31 December 2024 reporting periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and amendments is set out below: • Lack of Exchangeability (Amendments to IAS 21) – effective for annual periods beginning on or after 1 January 2025 The amendment is expected to help entities to determine whether a currency is exchangeable into another currency, and which spot exchange rate to use when it is not. MAC does not expect these amendments to have a material impact on its operations or consolidated financial statements. • Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7) – effective for annual periods beginning on or after 1 January 2026 These amendments: – clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system; – clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion; – add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and – update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI). MAC does not expect these amendments to have a material impact on its operations or consolidated financial statements. • IFRS 18 Presentation and Disclosure in Financial Statements – effective for annual periods beginning on or after 1 January 2027 IFRS 18 will replace IAS 1 Presentation of financial statements, introducing new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be pervasive, in particular those related to the statement of financial performance and providing management-defined performance measures within the financial statements. Management is currently assessing the detailed implications of applying the new standard on the Group’s consolidated financial statements. From the high-level preliminary assessment performed, the following potential impacts have been identified: – although the adoption of IFRS 18 will have no impact on the Group’s net profit, it is expected that grouping of items of income and expenses in the statement of profit or loss into the new categories will impact how operating profit is calculated and reported. From the high-level impact assessment that the group has performed, the following items might potentially impact operating profit: – Foreign exchange differences currently aggregated in the line item ‘finance cost’ might need to be disaggregated, with some foreign exchange gains or losses presented above operating profit; – IFRS 18 has specific requirements on the category in which derivative gains or losses are recognised – which is the same category as the income and expenses affected by the risk that the derivative is used to manage. The Group currently recognises these gains or losses in finance income and costs, there might be a change to where these gains or losses are recognised, and the Group is currently evaluating the need for change; 35 Annual Financial Statements

Notes to the Unaudited Consolidated Financial Statements continued – the line items presented on the primary financial statements might change as a result of the application of the concept of ‘useful structured summary’ and the enhanced principles on aggregation and disaggregation; – no significant change in the information that is currently disclosed in the notes is expected because the requirement to disclose material information remains unchanged; however, the way in which the information is grouped might change as a result of the aggregation/disaggregation principle. In addition, there will be significant new disclosures required for management-defined performance measures and a break-down of the nature of expenses for line items presented by function in the operating category of the statement of profit or loss; and – From a cash flow statement perspective, there will be changes to how interest received and interest paid are presented. Interest paid will be presented as financing cash flows and interest received as investing cash flows, which is a change from current presentation as part of operating cash flows. MAC will apply the new standard from its mandatory effective date of 1 January 2027. Retrospective application is required, and so the comparative information for the financial year ending 31 December 2026 will be restated in accordance with IFRS 18. 4. Use of judgements and estimates In preparing these consolidated financial statements, management has made judgements and estimates that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis and are consistent with the Group’s risk management commitments, where appropriate. Revisions to estimates are recognised prospectively. Significant judgements, estimates and assumptions Information about assumptions and estimation uncertainties at 31 December 2024 and judgements made in applying accounting policies that have the most significant effects on the amounts recognised in these consolidated financial statements are as follows: Mineral inventories (Note 14) The Company’s life of mine plan includes mineral reserves and mineral resources, which are estimates of the amount of ore that can be extracted from the Company’s mining properties. The estimates are based on information compiled by “competent persons” as defined under the SK-1300 Code. Such an analysis relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates requires complex geological judgments to interpret the data. The estimation of mineral reserves and mineral resources is based upon factors such as estimates of commodity prices, future capital requirements and production costs, geological and metallurgical assumptions and judgments made in estimating the size and grade of the ore body and foreign exchange rates. In limited circumstances, the life of mine plan also includes other mining inventory relating to uncategorised material, which is included only to the extent there is a high degree of confidence that this inventory will be extracted in an economic manner. This is the case when the other mining inventory does not yet have the status of ore reserve or resource merely because the necessary detailed evaluation work has not yet been performed, however the responsible technical personnel and competent persons agree that the inclusion of a portion of this material is appropriate based on historical conversation rates. 36 MAC Copper Limited

Notes to the Unaudited Consolidated Financial Statements continued As the economic assumptions used may change and as additional geological information is acquired during the operation of a mine, estimates of proven and probable mineral reserves may change. Such changes may affect the Company’s consolidated balance sheets and consolidated statements of income, including: • The carrying value of the Company’s property, plant and mine development may be affected due to changes in estimated future cash flows, utilised for impairment tests, which take total mining inventory, including reserves, resources and (where appropriate) other uncategorised materials into consideration; • Depreciation charges in the consolidated statements of income may change where such charges are determined using the units-of-production (UOP) method or where the useful life of the related assets change. Assets depreciated on a UOP basis rely heavily on estimated production units. In calculating the appropriate production level, management rely on life of mine (LOM) plans containing production levels and costs. Estimated production units include commercially recoverable reserves (proven and probable reserves) and other mineral resources (measured, indicated and inferred resources) that can be economically and legally extracted from the CSA mine. Other mineral resources are included in estimated production units (beyond just the proven and probable reserves) when management has sufficient confidence, for the purpose of determining economic life of certain assets, that these resources will be converted into proven and probable reserves. This determination is based on proven historical conversion rates through further drilling and a historical track record of life of mine extensions and replenishment of reserves; • Reclamation provisions may change where changes to the mineral reserve and mineral resource estimates affect expectations about when such activities will occur and the associated cost of these activities; and • The carrying values of copper and silver streams host debt and the related embedded derivatives, and contingent copper and royalty payable may change where changes to the mineral reserve and mineral resource estimates affect future production profile. Amortisation (Note 14) Property, plant and mine development comprise a large portion of the Company’s total assets and as such the amortisation of these assets has a significant effect on the Company’s consolidated financial statements. Amortisation is charged according to the pattern in which an asset’s future economic benefits are expected to be consumed. The determination of this pattern of future economic benefits requires management to make estimates and assumptions about useful lives and residual values at the end of the asset’s useful life. Actual useful lives and residual values may differ significantly from current assumptions. Impairment and impairment reversal (Note 14) The Group assesses impairment at each reporting date by evaluating conditions specific to the Group that may lead to impairment of assets. Where an impairment trigger exists, the recoverable amount of an asset or a CGU is determined at the higher of value in use and fair value less costs of disposal. The recoverable amount for each CGU is estimated based on discounted future estimated cash flows (expressed in real terms) expected to be generated from the continued use of the CGUs using market-based commodity price and exchange assumptions, estimated quantities of recoverable minerals, production levels, operating costs and capital requirements, including any expansion projects, and its eventual disposal, based on the CGU LOM plans. These cash flows are discounted using a real post-tax discount rate that reflected current market assessments of the time value of money and the risks specific to the CGU. 37 Annual Financial Statements

Notes to the Unaudited Consolidated Financial Statements continued Restoration, rehabilitation and decommissioning (Note 19) A provision for future restoration, rehabilitation and decommissioning costs requires estimates and assumptions to be made around the relevant regulatory framework, the magnitude of the possible disturbance and the timing, extent and costs of the required closure and rehabilitation activities. Most of these rehabilitation and decommissioning events are expected to take place many years in the future and the currently estimated requirements and costs that will have to be met when the restoration event occurs are inherently uncertain and could materially change over time. In calculating the appropriate provision for the expected restoration, rehabilitation or decommissioning obligations, cost estimates of the future potential cash outflows based on current studies of the expected rehabilitation activities and timing thereof, are prepared. These forecasts are then discounted to their present value using a risk-free rate specific to the liability and the currency in which they are denominated. Any changes in the expected future costs are initially reflected in both the provision and the asset (included within plant and equipment classification) and subsequently in the profit and loss over the remaining economic life of the asset through the depreciation charge. As the actual future costs can differ from the estimates due to changes in laws, regulations, technology, costs and timing, the provisions including the estimates and assumptions contained therein are reviewed regularly by management. Fair value of derivative instruments (Note 23) The fair value of the Company’s warrants subscription agreement (the “Mezz Warrants”) is determined using a Monte Carlo simulation model requiring such inputs as the Company’s share price, share price volatility, risk-free rates of return, and expected life of the Mezz Warrants. Share price volatility was estimated by using a weighting of the average historical volatility of comparable companies from a representative peer group of publicly traded companies. The Company has employed a silver future curve simulation valuation model to estimate the fair value of the silver stream embedded derivative, using as key inputs the anticipated silver deliveries contained within the life of mine plans, and the Company’s credit spread. The Company has employed a copper future curve simulation valuation model to estimate the fair value of the copper stream embedded derivative, using as key inputs the anticipated copper deliveries contained within the life of mine plan, copper price volatility, and the Company’s credit spread. The Company has employed a Monte-Carlo simulation model to estimate the fair value of the Mezz Facility embedded derivative, notably the fair value of the prepayment option, using as key inputs the risk-free rate, copper price volatility, copper price forward curve, and the Company’s credit spread. The Company has employed the mark-to-market calculation method to estimate the fair value of the commodity swap liability derivative, using as key inputs the copper future curve and the USD SOFR discount curve. 38 MAC Copper Limited

Notes to the Unaudited Consolidated Financial Statements continued Business combination (Note 26) Assets and liabilities of subsidiaries acquired are included at their fair value at the time of acquisition. Such valuations require management to make significant estimates and assumptions, especially with respect to property, plant and equipment, which includes mineral properties, and inventory. With the assistance of an independent third-party, management has made assumptions and estimates on the future CSA mine production profile, commodity prices and discount rates. The discounted cash flow model used to determine the fair value of the property, plant and equipment property considers forecasted production and sales, which is derived from the acquired businesses life of mine model, which includes reserves and resources as well as (in limited circumstances) uncategorised material for which there is a high degree of confidence that this inventory will be extracted in an economic manner. The fair value of the inventories uses the historical net book value for supplies and consumables on hand as an appropriate proxy for fair value. Finished inventories have been valued by starting at the assumed commodity price at the time of expected sale, deducting all remaining costs required to produce and sell these inventories and allowing for an appropriate selling margin and estimated costs to complete. Management’s estimates of fair value are based on reasonable assumptions, but those are inherently uncertain and unpredictable, and as a result, actual results may differ from estimates. In a business combination, it is necessary to recognise contingent future payments to previous owners, representing contractually defined potential amounts, as a liability. For the acquisition of CMPL, the contingent and deferred consideration is linked to a formula that depended on an additional capital raise or ASX listing of the Company, certain copper price thresholds, and/or net smelter returns of all marketable and metal-bearing copper material from the acquired business over the mining tenure/life of CSA mine. For determination of the fair value of contingent consideration, various unobservable inputs are used. A change in these inputs might result in a significantly higher or lower fair value measurement. The inputs used are, among others, future copper prices, estimated net smelter returns from all marketable and metal-bearing copper material produced from the CSA mine and assumptions regarding the discount rate. Deferred tax (Note 9) Deferred tax assets are recognised only to the extent it is considered probable that those assets will be recoverable. This involves an assessment of when those deferred tax assets are likely to reverse, and a judgement as to whether there will be sufficient taxable income available to offset the tax assets when they do reverse. These judgements and estimates are subject to risk and uncertainty and therefore, to the extent assumptions regarding future profitability change, there can be a material increase or decrease in the amounts recognised in the consolidated statement of income in the period in which the change occurs. The recoverability of the Group’s deferred tax assets including the estimates and assumptions contained therein are reviewed regularly by management. 5. Segment information The chief operating decision maker has been identified as the Chief Executive Officer (“CEO”). The CEO makes decisions with respect to allocation of resources and assesses performance of the Group. The Group is organised and operates in one single operating segment focused on the mining and production of copper and silver from the CSA mine. As such the performance of the Group is assessed and managed in totality. The CEO primarily uses a measure of adjusted earnings before interest, tax, depreciation and amortisation (see Adjusted EBITDA below) to assess the performance of the Group. The CEO also receives information about the Group’s revenue on a monthly basis. Information about the Group’s revenue is disclosed in Note 6. 39 Annual Financial Statements

MAC Copper Limited

Notes to the Unaudited Consolidated Financial Statements continued

Adjusted EBITDA

Adjusted EBITDA excludes the effects of significant items of income and expenditure which might have an impact on the quality of earnings such as restructuring costs, legal expenses and impairments where the impairment is the result of an isolated, non-recurring event. It also excludes the effects of equity-settled share-based payments and unrealised gains or losses on financial instruments.

Adjusted EBITDA reconciles to loss after tax as follows:

	Year ended 31 December	
US$ Thousand	2024	2023
Loss after tax	**(70,221)**	**(144,554)**
Income tax expense/(benefit)	(8,749)	(15,006)
Net finance costs	75,363	37,355
Net change in fair value of financial instruments	80,646	47,257
Operating profit/(loss)	**77,039**	**(74,948)**
Depreciation and amortisation	78,360	46,659
Organisational restructuring expenses	1,148	10,700
IPO and transaction costs[1]	4,215	61,152
Other significant discretionary expenses[2]	7,638	1,032
Adjusted EBITDA	**168,400**	**44,595**

1. Related to the acquisition of the CSA Copper Mine and the ASX IPO costs.
2. Includes discretionary bonuses.

6. Revenue

	Year ended 31 December	
US$ Thousand	2024	2023
Sale of commodities – Copper	328,802	153,530
Sale of commodities – Silver	11,934	5,469
Total	**340,736**	**158,999**

Concurrently with the closing of the Business Combination (refer Note 26), the Company entered into a new Offtake Agreement with Glencore International AG ("GIAG"), the Switzerland-based parent entity of Glencore, to replace the existing offtake agreement. The Offtake Agreement is a LOM obligation, pursuant to which the Company is committed to selling all material to Glencore, and GIAG is committed to buying all Material.

Revenue is derived principally from the sale of commodities, recognised once the control of the goods has transferred from the Group to the customer.

Products of the Group may be provisionally priced at the date revenue is recognised. Revenue from sale of commodities includes $2,463 thousand (2023: $1,212 thousand) of mark-to-market related adjustments on provisionally priced sales arrangements.

As at 31 December 2024, the Group had 9,949.32 payable copper metal tons of provisionally priced copper sales subject to final pricing over the next several months (31 December 2023: 10,379.66 payable copper metal tonnes). The average provisional price per ton of these provisionally priced sales subject to final pricing is $9,140.24 (31 December 2023: $8,196.16). Impact of provisionally priced sales is accounted under IFRS 9. Final settlements are recognised within revenue.

40

Notes to the Unaudited Consolidated Financial Statements continued 7. Expenses by nature Year ended 31 December US$ Thousand Note 2024 2023 Change in production stock (8,620) 12,150 Consumables and other production purchases 20,111 12,344 Repairs and maintenance 15,363 7,864 Energy and utilities 21,100 8,383 Employee benefits 66,111 31,352 Contractors 18,453 12,838 Depreciation on property, plant and equipment 14 78,360 46,659 Insurance 5,056 4,962 Others 7,460 4,614 Cost of goods sold 223,394 141,166 Acquisition costs 26 (483) 60,321 Employee benefits 9,013 5,866 Legal and professional fees 8,625 10,054 Initial public offering related costs 706 831 Insurance 280 1,928 Others 914 607 Administrative expenses 19,055 79,607 Government royalties and levies 11,487 7,273 Transportation 7,682 3,410 Others (310) 738 Selling and distribution expenses 18,859 11,421 Total cost of goods sold, administrative and selling and distribution expenses 261,308 232,194 Superannuation contributions made during the year ended 31 December 2024 were $6,434 thousand (2023: $2,650 thousand). These contributions are recognised as a part of employee benefits. 41 Annual Financial Statements

Notes to the Unaudited Consolidated Financial Statements continued 8. Finance income and costs Year ended 31 December US$ Thousand Note 2024 2023 Finance income Interest income 2,706 5,365 Realised gain on copper and silver streams – 83 Total finance income 2,706 5,448 Finance costs Interest expense under the effective interest rate method on: – Loans and borrowings (57,224) (39,027) – Lease liabilities (1,333) (555) Unwinding of discount on rehabilitation provision 19 (1,077) (1,028) Commodity swap loss (12,008) (576) Realised loss on warrants redemption (148) – Realised loss on copper and silver streams (76) – Foreign exchange loss (6,203) (1,617) Total finance costs (78,069) (42,803) Net change in fair value measurements of financial instruments Change in fair value of: – Warrant liability 23 (33,569) (21,984) – Equity instruments 2,408 – – Embedded derivative – copper and silver streams 23 (25,208) (195) – Embedded derivative – mezzanine debt facility 23 (3,900) (8,464) – Contingent liability – royalty deed 23 (10,966) (855) – Contingent liability – copper consideration 23 (9,850) (3,200) – Commodity swaps 23 439 (12,559) Total net change in fair value of financial instruments (80,646) (47,257) Net finance costs (156,009) (84,612) 42 MAC Copper Limited

Notes to the Unaudited Consolidated Financial Statements continued 9. Income taxes (a) Amounts recognised in profit or loss Year ended 31 December US$ Thousand 2024 2023 Current income tax expense 7,314 – 7,314 – Deferred tax benefit Origination and reversal of temporary differences (16,063) (15,006) (16,063) (15,006) Total income tax benefit (8,749) (15,006) (b) Reconciliation of income tax benefit Year ended 31 December US$ Thousand 2024 2023 Loss before income tax for the year (78,970) (159,560) Tax using the statutory rate of 30% (2023 – nil%) – – Tax effects of foreign jurisdiction (Australia):  Tax at the Australian tax rate of 30% (23,690) (47,868)  Tax rate differential 21,034 16,792  Non-deductible expenses (1,777) 16,070  Adjustments for current and deferred tax of prior periods 4,316 – Income tax benefit (8,749) (15,006) 43 Annual Financial Statements

MAC Copper Limited

Notes to the Unaudited Consolidated Financial Statements continued

(c) Movement in deferred tax balances

US$ Thousand	Net Balance at 1 January	Acquired Through Business Combination (Note 26)	Recognised in Profit or Loss	Net Balance at 31 December	Deferred Tax Assets	Deferred Tax Liabilities
2024						
Inventories	(4,671)	–	1,191	(3,480)	–	(3,480)
Property, plant and equipment	(151,396)	–	(412)	(151,808)	–	(151,808)
Lease liability	4,742	–	(1,574)	3,168	3,168	–
Provisions	12,160	–	(1,719)	10,441	10,441	–
Investments	–	–	(722)	(722)	–	(722)
Loans and borrowings	–	–	12,746	12,746	12,746	–
Derivatives and other financial liabilities	7,463	–	7,111	14,574	14,574	–
Tax losses	7,618	–	(7,618)	–	–	–
Denied debt deductions	–	–	7,061	7,061	7,061	–
Net tax assets/(liabilities)	**(124,084)**	**–**	**16,064**	**(108,020)**	**47,990**	**(156,010)**
2023						
Inventories	–	491	(5,162)	(4,671)	–	(4,671)
Property, plant and equipment	–	(151,843)	447	(151,396)	–	(151,396)
Lease liability	–	151	4,591	4,742	4,742	–
Provisions	–	12,111	49	12,160	12,160	–
Tax losses	–	–	7,618	7,618	7,618	–
Derivatives and other financial liabilities	–	–	7,463	7,463	7,463	–
Net tax assets/(liabilities)	**–**	**(139,090)**	**15,006**	**(124,084)**	**31,983**	**(156,067)**

The Jersey parent entity is subject to a 0% tax rate under the Jersey tax regime and thus no income tax is recorded.

All wholly owned Australian controlled entities are part of a Multiple Entry Tax Consolidated Group (MEC Group), with MAC Australia as the provisional head company. All other Eligible Tier 1 companies in the MEC Group are dormant. As a consequence, all members of the MEC Group are taxed as a single entity. The MEC Group is referred to below as MAC-Sub.

Tax losses and denied debt deductions carried forward

MAC-Sub had income tax losses of $25,392 thousand at 31 December 2023 which have been fully utilised during the year. At 31 December 2024, MAC-Sub has denied debt deductions of $22,001 thousand (2023: Nil) which can be carried forward and utilised for 15 years, subject to certain tests. A deferred tax asset has been recognised on these denied debt deductions to offset the deferred tax liability arising on inventories, property, plant and equipment and investments.

Unrecognised deferred tax assets and liabilities

MAC-Sub does not have any unrecognised deferred tax assets or liabilities.

Income tax judgements and contingent tax liabilities

The Group does not have any contingent tax liabilities or uncertain tax positions at 31 December 2024 (2023: None).

44

Notes to the Unaudited Consolidated Financial Statements continued 10. Earnings per share Basic income/(loss) per share is calculated based on the weighted average number of ordinary shares and ordinary share equivalents outstanding during the period ended 31 December 2024, and 2023. In periods with positive earnings, the calculation of diluted net income per share uses the treasury stock method to compute the dilutive effects of warrants, convertible debt, and other potentially dilutive instruments. In periods of loss, diluted net loss per share is equal to basic net loss per share, as the effect of potential issuances of shares from potentially dilutive instruments would be anti-dilutive. The following table provides a reconciliation between basic and diluted net loss per share: Year ended 31 December 2024 2023 Net loss (in US$) (70,220,566) (144,554,000) Weighted average ordinary shares outstanding (in numbers) 71,547,323 29,912,257 Net loss per ordinary share (in US$): Basic (0.98) (4.83) Diluted (0.98) (4.83) For the year ended 31 December 2024, the computation of diluted net loss per share excluded the impact of 3,187,500 warrants related to the Mezzanine debt (2023: 3,187,500 Mezzanine debt warrants, 8,838,260 Public warrants and 6,335,304 Private warrants) as their effect would be anti-dilutive. 11. Cash and cash equivalents Us$ Thousand 31 December 2024 31 December 2023 Bank balances 171,897 32,372 171,897 32,372 The Senior Syndicated Facility Agreement (“SFA”) requires the Company to maintain a minimum cash and cash equivalent investment balance (as defined in the SFA) of $30,000 thousand. This includes any undrawn and available portion of the $25,000 thousand revolving credit facility (“Facility B”) (Refer Note 18). As of 31 December 2024, cash and cash equivalents includes $30,000 thousand (2023: $30,000 thousand) that should be kept for the fulfilment of the SFA’s minimum cash and cash equivalent investments balance requirement (as defined in the SFA). Facility B remained fully undrawn as of 31 December 2024 (31 December 2023: fully drawn). 45 Annual Financial Statements

Notes to the Unaudited Consolidated Financial Statements continued 12. Trade and other receivables US$ Thousand 31 December 2024 31 December 2023 Indirect tax receivable 377 1,781 Other receivables 515 5 Trade receivable due from related parties 6,418 31,456 7,310 33,242 Trade receivable due from related parties are subject to provisional pricing feature of the Group’s revenue contracts. The average credit period on sale of goods on credit is 13 days (2023: 14 days). Information about the Group’s exposure to credit and market risks is included in Note 22. 13. Inventories US$ Thousand 31 December 2024 31 December 2023 Current Supplies and consumables 11,601 15,570 Work in progress 1,890 482 Finished goods 14,488 5,476 Total current 27,979 21,528 Non-current Supplies and consumables 222 300 Total non-current 222 300 Total inventories 28,201 21,828 During the year ended on 31 December 2024, inventories amounting to $19,855 thousand (2023: $28,764 thousand) were recognised in ‘cost of production’ upon utilisation or sale. At 31 December 2024, all inventory is measured at cost and no inventory write-downs (31 December 2023: $1,393 thousand) were recognised. Inventories that are not expected to be utilised or sold within 12 months are classified as non-current inventory and held in Australia. 46 MAC Copper Limited

Annual Financial Statements

Notes to the Unaudited Consolidated Financial Statements continued

14. Property, plant and equipment

Reconciliation of carrying amount

US$ Thousand	Freehold Land and Buildings	Plant and Equipment	Right-of-use Assets	Mine Development	Total
Cost					
Balance as of 1 January 2023	–	–	–	–	–
Acquired through business combination (Note 26)	8,559	293,348	395	913,526	1,215,828
Additions	–	7,725	18,254	17,100	43,079
Disposals	–	(16,564)	–	–	(16,564)
Other movements*	–	–	–	(1,204)	(1,204)
Balance at 31 December 2023	8,559	284,509	18,649	929,422	1,241,139
Additions	–	33,557	1,617	26,604	61,778
Transfers from CIP	148	(148)	–	–	–
Transfer to E&E	–	(45)	–	–	(45)
Disposals	–	(147)	–	–	(147)
Other movements*	–	78	–	(6,735)	(6,657)
Balance as of 31 December 2024	**8,707**	**317,804**	**20,266**	**949,291**	**1,296,068**
Accumulated depreciation					
Balance as of 1 January 2023	–	–	–	–	–
Depreciation for the year	338	11,290	2,077	32,954	46,659
Balance as of 1 January 2024	338	11,290	2,077	32,954	46,659
Depreciation for the year	542	22,544	4,453	50,821	78,360
Balance as of 31 December 2024	**880**	**33,834**	**6,530**	**83,775**	**125,019**
Carrying amounts					
As of 1 January 2023	–	–	–	–	–
As of 31 December 2023	8,221	273,219	16,572	896,468	1,194,480
As of 31 December 2024	**7,827**	**283,970**	**13,736**	**865,516**	**1,171,049**

* Other movements consist of decrease in rehabilitation.

All property, plant and equipment is located in Australia. No impairment loss was recognised for the year ended on 31 December 2024 as no indicators of impairment were identified (2023: Nil).

During the year ended 31 December 2023, as part of a sale and leaseback arrangement for certain underground equipment, the Group recognised ROU asset amounting to $15,733 thousand (refer Note 17).

Depreciation charges on right-of-use assets are made up of right-of-use plant and equipment depreciation of $4,330 thousand and leased buildings depreciation of $123 thousand ($1,876 thousand and $201 thousand, respectively).

47

Notes to the Unaudited Consolidated Financial Statements continued 15. Exploration and evaluation Reconciliation of carrying amount Year ended 31 December US$ Thousand 2024 2023 As of 1 January 17,918 – Acquired through business combination (Note 26) – 17,918 Additions 6,470 – As of 31 December 24,388 17,918 16. Trade and other payables US$ Thousand 31 December 2024 31 December 2023 Trade payables due to third parties 13,905 14,447 Trade payables due to related parties – 15,000 Advances received – 20 Accrued expenses 34,540 51,405 Interest payable – 3,136 Mining royalty 2,605 3,554 51,050 87,562 Information about the Group’s exposure to market and liquidity risks in included in Note 22. Trade payables Trade payables are obligations to pay for goods and services. Trade payables have an average payment period of 30 days (2023: 23 days) depending on the type of goods and services and the geographic area in which the purchase transaction occurs and the agreed terms. The carrying value of trade payables approximates fair value. 17. Lease liabilities US$ Thousand 31 December 2024 31 December 2023 Current lease liability 4,484 5,848 Non-current lease liability 5,749 9,958 10,233 15,806 Sale and leaseback of underground equipment During the year ended 31 December 2023, in connection with the acquisition of CMPL (refer Note 26), the Group entered into a sale and leaseback arrangement for certain underground equipment for total proceeds of $16,564 thousand. The equipment will continue to be used over the three-year lease term. As a result of the sale and leaseback transaction, the Group recognised a lease liability and a corresponding right-of-use asset in the amount of $15,733 thousand. As total proceeds from the sale of the equipment exceeded the fair value of the equipment at the time of sale, the transaction included a financing arrangement and the Group recognised a financial liability in the amount of $609 thousand (Refer Note 21). 48 MAC Copper Limited

Notes to the Unaudited Consolidated Financial Statements continued Amounts recognised in consolidated statement of profit or loss and other comprehensive income US$ Thousand 31 December 2024 31 December 2023 Interest on lease liabilities 1,333 555 Depreciation on ROU assets 4,453 2,077 5,786 2,632 Amounts recognised in statement of cashflows US$ Thousand 31 December 2024 31 December 2023 Cash outflow from financing activities Payment for lease liabilities 7,556 3,684 Total cash outflow for leases 7,556 3,684 Leases reconciliation US$ Thousand 2024 2023 Balance as of 1 January 15,806 – Additions to ROU assets 1,617 18,254 Additions from acquisition of subsidiary (Note 26) – 504 Changes from financing activities: Repayment of lease liabilities (7,556) (3,684) Other changes: Interest expense 1,333 555 Foreign exchange movements (967) 177 Balance as of 31 December 10,233 15,806 Lease payment maturity analysis (undiscounted) US$ Thousand 31 December 2024 31 December 2023 Within 1 year 7,485 7,407 1-2 years 3,880 7,280 2-3 years – 3,823 More than 3 years – – Total 11,365 18,510 49 Annual Financial Statements

Notes to the Unaudited Consolidated Financial Statements continued 18. Loans and borrowings The following table shows the carrying amounts of the Group’s loans and borrowings as at 31 December 2024 and 2023. US$ Thousand 31 December 2024 31 December 2023 Current Senior syndicated facility agreement 38,644 53,240 Copper purchase agreement 10,275 6,414 Silver purchase agreement 9,347 9,255 58,266 68,909 Non-current Mezzanine debt facility 95,003 85,567 Senior syndicated facility agreement 116,032 154,676 Copper purchase agreement 75,636 78,404 Silver purchase agreement 58,254 61,319 344,925 379,966 403,191 448,875 The following table provides a reconciliation of movement in loans and borrowings for the years ended 31 December 2024 and 2023. US$ Thousand 31 December 2024 31 December 2023 Balance as of 1 January 448,875 786 Amounts borrowed during the year classified as loans and borrowings – 458,637 Interest capitalised to loans and borrowings – 10,339 Finance costs and loan arrangement fees deducted from borrowings – (13,343) Amortisation expense 30,037 10,431 Adjustment for recognition of Copper Purchase agreement Derivative liability – 4,430 Repayment of loans and borrowings (56,850) (14,140) Copper and silver delivered against copper and silver stream (18,871) (7,479) Conversion of promissory note to Private Placement Warrants – (786) Balance as of 31 December 403,191 448,875 50 MAC Copper Limited

Annual Financial Statements

Notes to the Unaudited Consolidated Financial Statements continued

(a) Terms and conditions of loans and borrowings

Mezzanine Debt Facility

On 10 March 2023, MAC Australia entered into a mezzanine debt facility loan note subscription agreement (the "Mezz Facility") with Sprott Private Resource Lending II (Collector-2), LP (the "Lender") and Sprott Resource Lending Corp., as agent and security trustee for the Lender, to provide a mezzanine loan facility to finance, in part, the initial Business Combination.

The Mezz Facility provides for, among other things, $135,000 thousand total funding available to the Group with a maturity of 16 June 2028. The interest on the Mezz Facility is paid on a quarterly basis and calculated as the aggregate of (i) the Interest Rate Margin and (ii) the greater of the three-month term Secured Overnight Financing Rate ("SOFR") or 2.00% per annum. The Interest Rate Margin is calculated based on the copper price on the first day of each calendar quarter as quoted on the London Metal Exchange ("LME").

The variation in the copper price determines the margin rate as well as the composition of interest payments (being either cash and/or capitalised to the principal, provided no event of default) as described below:

LME Copper Price	Margin	Payment
<$3.40/LB	12.00%	100% capitalised/0% cash
>$3.40/lb to $3.85/lb	10.00%	60% capitalised/40% cash
>$3.85/lb	8.00%	0% capitalised/100% cash

In connection with the Mezz Facility, MAC entered into the Mezz Warrants with Sprott Private Resource Lending II (Collector-2), LP (the "Warrant Subscriber") for 3,187,500 transferrable share purchase warrants issued by the Company, with each whole warrant entitling the holder to purchase one ordinary share in the Company with a par value of $0.0001 per share, subject to customary anti-dilution terms. The Mezz Warrants will be fully transferrable and will last for the full term of the Mezz Facility with an exercise price of $12.50 per share. Upon exercise, the Company may either (i) net cash settle the Mezz Warrants, or (ii) direct the holder to offset the exercise price against the outstanding principal amount of the Mezz Facility. The holder has the option to convert to shares. The Company may elect to accelerate the exercise date for the Mezz Warrants if the Company's ordinary shares are quoted on a recognised stock exchange with a trading price over two times the exercise price for twenty consecutive trading days. The Mezz Warrants are classified and accounted for as derivative liabilities at fair value through profit or loss (Note 23).

On 17 December 2024, the terms of the Mezz Facility were amended to modify MAC's already existing prepayment option and allow MAC to repay the Mezz Facility in full between 1 January 2025 and 16 June 2025. After the amendment, a redemption of the Mezz Facility may be initiated at the option of MAC Australia at any time on and after 1 January 2025 upon 5 days written notice. On or after 1 January 2025 but prior to the third anniversary of the date the loan was made (the "Utilisation Date"), MAC Australia may prepay the whole, but not part, of the Mezz Facility at par plus accrued interest plus a prepayment interest premium in an amount equal to 4.00% of the aggregate principal amount of the Mezz Facility being prepaid.

If MAC Australia elects to make a prepayment on a date falling on or after 1 January 2025 and before 16 June 2025, in addition to the prepayment interest premium of 4% of the aggregate amount, MAC must also pay the interest expected to accrue on the principal outstanding immediately before prepayment from the date of repayment until 16 June 2025.

MAC Australia may prepay the whole, but not part, of the Mezz Facility at par plus accrued interest (without any premium) on or after the third anniversary of the Utilisation Date.

The Mezz Facility was fully drawn on the Utilisation Date of 15 June 2023, to finance, in part, the initial Business Combination. The Mezz Facility has been accounted for as a financial liability and the embedded derivatives in relation to the interest rate margin and the voluntary prepayment option have been bifurcated and recognised collectively as a compound embedded derivative.

51

Notes to the Unaudited Consolidated Financial Statements continued On initial recognition, the gross proceeds were first allocated to the fair value of the Mezz Warrants and the fair value of the compound embedded derivative in the amounts of $13,665 thousand and $42,098 thousand, respectively, with the residual amount of $79,237 thousand allocated to the financial liability. Subsequent to initial recognition, the financial liability is measured at amortised cost. The compound embedded derivative is recorded at fair value each reporting period with changes reflected in the consolidated statement of profit and loss. As at 31 December 2024, the fair value of the compound embedded derivative was $34,713 thousand (31 December 2023: $42,635 thousand). The Mezz Warrants are classified and accounted for as derivative liabilities, and are recorded at fair value each reporting period with changes reflected in the consolidated statement of profit and loss. As at 31 December 2024, the fair value of the Mezz Warrants was $11,066 thousand (31 December 2023: $16,906 thousand) – refer Note 23. The discount and transaction costs incurred on utilisation of the Mezz Facility amounted to $3,700 thousand, of which $100 thousand and $300 thousand had been allocated to the Mezz Warrants and compound embedded derivative, respectively, and recognised in net income (loss) during the year ended 31 December 2023. $3,300 thousand of these transaction costs had been allocated to the financial liability and offset against the carrying amount of the financial liability and are being amortised to net income (loss) using the effective interest rate method. Senior Syndicated Facility Agreement On 28 February 2023, MAC Australia entered into a syndicated facility agreement (“SFA”) with Citibank, N.A., Sydney Branch, Bank of Montreal, Harris Bank N.A., The Bank of Nova Scotia, Australian Branch, and National Bank of Canada (collectively, the “Senior Lenders”) and Citi securities Limited, as agent for the Senior Lenders, to provide a senior syndicate loan facility to finance, in part, the initial Business Combination. The obligations of MAC Australia under the SFA are guaranteed by the Company (the “Guarantor”). The SFA provides for, among other things, two credit facilities (collectively, the “Senior Facilitates”) as follows: • a $205,000 thousand initial Business Combination term loan (“Facility A”) that can be used to finance, in part, the initial Business Combination, requires quarterly repayments that are sculpted as necessary to meet a Debt Service Cover Ratio minimum of 1.50x (“Facility A Repayment Instalments”) and is fully amortised over a notional five year loan life based on agreed financial modelling as described in the SFA; and • a $25,000 thousand revolving credit facility (“Facility B”) that can be used only for general corporate purposes post-closing of the initial Business Combination, requires repayments such that all loans under Facility B are repaid on or before the date that is three years after the date of financial close under the SFA (the “Termination Date”). The rate of interest for Facility A and B is calculated as the aggregate of (i) the margin equal to a fixed amount of 3.0% per annum, and (ii) the greater of zero or the secured overnight financing rate (“SOFR”) for such day. The SFA also specifies a default interest rate of an additional 2% per annum for overdue payments. In connection with the SFA, MAC Australia was required to enter into hedging arrangement (commodity swap arrangements) to hedge the price risk for a minimum of 30% of scheduled copper production. The hedge agreements were entered into as of 1 July 2023 and expire 31 May 2026. The underlying commodity of the three commodity swap agreements is Copper, and the purpose of the commodity swaps is to hedge the price risk of the scheduled Copper production. Refer to Note 23(e) for further details on the hedge arrangements. A redemption of Facility A may be initiated at the option of MAC Australia at any time upon five days written notice. MAC Australia may prepay the whole or any part of Facility A, but, if in part, being an amount that reduces the amount of Facility A by a minimum amount of $500 thousand, and integral multiples thereof. Any prepayment shall be made together with accrued interest on the amount prepaid. At the option of MAC Australia, each prepayment may be applied against the remaining Facility A Repayment Instalments in inverse chronological order or pro-rata by the amount of the prepayment. 52 MAC Copper Limited

Annual Financial Statements

Notes to the Unaudited Consolidated Financial Statements continued

In addition, a redemption of Facility B may be initiated at the option of MAC Australia at any time upon five days written notice. MAC Australia may prepay the whole or any part of Facility B, but, if in part, being an amount that reduces the amount of Facility B by a minimum amount of $2,000 thousand. Any prepayment shall be made together with accrued interest on the amount prepaid.

The prepayment options were determined to have economic characteristics and risks that are closely related with the host debt contracts of Facility A and Facility B, respectively, and therefore, were not accounted for as separate financial instruments.

The principal amount of Facility A was fully utilised on 14 June 2023, to finance, in part, the initial Business Combination. The discount and transaction costs incurred on utilisation of Facility A totalling $10,000 thousand have been offset against the carrying amount of Facility A and are being amortised to net income (loss) using the effective interest rate method.

The principal amount of Facility B was fully utilised on 15 September 2023, to finance working capital requirements, and fully repaid on 14 March 2024.

Copper Purchase Agreement

On 20 March 2023, the Company entered into a copper purchase agreement (the "Copper Stream") with Osisko. Under the terms of the Copper Stream effective 16 June 2023 (the "Closing Date"), in exchange for an upfront cash deposit of up to $75,000 thousand (the "Available Copper Deposit"), the Company is required to deliver to Osisko an amount refined copper equal to the Copper Stream Percentage (as defined below) of payable copper (being 96.2% of produced copper) produced by the CSA mine during the life of the mine. On 16 June 2023, the full amount of the Available Copper Deposit was drawn to finance, in part, the initial Business Combination. As of 31 December 2024, the Company has made $6,752 thousand deliveries towards the Copper Stream with Osisko (31 December 2023: None).

For the purposes of the Copper Stream, the "Copper Stream Percentage" shall mean during the following periods:

Time Period	Copper Stream Percentage
16 June 2023 to 16 June 2024	0%
17 June 2024 to 16 June 2028	3% (the "First Stream Percentage")
17 June 2028 until 33,000 metric tons of refined copper delivered to Osisko (the "Threshold Quantity")	4.875% (the "Second-Threshold Stream Percentage")
Thereafter from the date that the Threshold Quantity has been met	2.25% (the "Tail Stream Percentage")

The Company may elect to reduce the Copper Stream Percentage and the Threshold Quantity on 16 June 2028 to the following amounts and percentages upon making a one-time payment of $40,000 thousand or $20,000 thousand, respectively (the "Buy-Down Option"). The Buy-Down Option is an embedded derivative measured at fair value taking into account the likelihood of the Group exercising the option.

	Buy-Down Option 1	Buy-Down Option 2
Buy-Down Amount	$40 million	$20 million
Second-Threshold Stream Percentage	3.25%	4.0625%
Tail Stream Percentage	1.50%	1.875%
Threshold Quantity	23,900 tons	28,450 tons

53

Notes to the Unaudited Consolidated Financial Statements continued In addition to the Copper Deposit, the Group will receive ongoing cash payments for refined copper delivered equal to 4% (the “Copper Cash Price”) of the cash settlement price for one ton of refined copper quoted by the LME on the date prior to the date of delivery (the “Copper Market Price”). Until the Copper Deposit is reduced to $nil, the difference between the Copper Market Price and the Copper Cash Price will be credited against the outstanding Copper Deposit. After the Copper Deposit is reduced to $nil, the Company will receive only the Copper Cash Price for each ton of refined copper delivered. The Copper Stream has been accounted for as a financial liability and the embedded derivatives in relation to the embedded copper price within the agreement and the Buy-Down Option have been bifurcated and recognised collectively as a compound embedded derivative. On initial recognition, the financial liability was recognised in the amount of $79,430 thousand inclusive of the compound embedded derivative recognised at its fair value in the amount of $4,430 thousand. Subsequent to initial recognition, the financial liability is measured at amortised cost. The Company measures the liability at the present value of its expected future amounts of the deliveries at each reporting period. The compound embedded derivative is recorded at fair value each reporting period with changes reflected in the consolidated statement of operations. As at 31 December 2024, the fair value of the compound embedded derivative was a liability of $5,182 thousand (31 December 2023: asset of $773 thousand) – refer Note 23. Interest expense is calculated by applying the effective interest rate of 12.21% to the financial liability (2023: 12.21%). Silver Purchase Agreement On 20 March 2023, the Company entered into a silver purchase agreement (the “Silver Stream”) with Osisko. Under the terms of the Silver Stream effective 16 June 2023 (the “Closing Date”), in exchange for an upfront cash deposit of $75,000 thousand (the “Silver Deposit”), the Company is required to deliver to Osisko an amount of refined silver equal to 100% of payable silver (calculated as 90% of produced silver) produced by the CSA mine during the life of mine. As of 31 December 2024, the Company has made silver deliveries of $19,598 thousand towards the Silver Stream with Osisko (31 December 2023: $7,479 thousand). In addition to the Silver Deposit, the Company will receive ongoing cash payments for refined silver delivered equal to 4% (the “Silver Cash Price”) of the silver price on the LBMA for one ounce of refined silver on the day prior to the date of delivery (the “Silver Market Price”). Until the Silver Deposit is reduced to $nil, the difference between the Silver Market Price and the Silver Cash Price will be credited against the outstanding Silver Deposit. After the Silver Deposit is reduced to $nil, the Company will receive only the Silver Cash Price for each ounce of refined silver delivered. The Silver Stream has been accounted for as a financial liability with an embedded derivative which relates to the embedded silver price within the agreement. On initial recognition, the fair value of the embedded derivative was $nil, and the gross proceeds of $75,000 thousand were entirely allocated to the financial liability. Subsequent to initial recognition, the financial liability is measured at amortised cost. The Company measures the liability at the present value of its expected future amounts of deliveries at each reporting period. The embedded derivative is recorded at fair value each reporting period with changes reflected in the consolidated statement of operations. As at 31 December 2024, the fair value of the embedded derivative was a liability of $16,163 thousand (31 December 2023: asset of $3,090 thousand) – refer Note 23. Interest expense is calculated by applying the effective interest rate of 8.57% to the financial liability (2023: 8.57%). 54 MAC Copper Limited

Notes to the Unaudited Consolidated Financial Statements continued (b) Loan covenants Mezzanine Debt Facility and Senior Syndicated Facility Agreement The Mezz Facility and SFA require MAC Australia to maintain at all times: • Available Cash and Cash Equivalent Investments (as defined in the Mezz Facility and SFA, respectively) of at least $30,000 thousand held by MAC Australia and its subsidiaries; • A Total Net Debt (as defined in the Mezz Facility and SFA, respectively) to EBITDA ratio: – On any date during the first calendar year from the date that the initial conditions precedent to the Mezz Facility and SFA, respectively, are satisfied or waived, not more than 3.25:1 if no amounts are outstanding under the Copper Stream and not more than 3.5:1 if any amounts are outstanding under the Copper Stream; and – On any date thereafter, not more than 3:1 if no amounts are outstanding under the Copper Stream and not more than 3.25:1 if any amounts are outstanding under the Copper Stream. The Mezz Facility also requires MAC Australia to maintain at all times a Reserve Tail Ratio projection, being the ratio (expressed as a percentage) of (a) the projected remaining proven and probable copper reserves for the CSA mine as determined in accordance with the JORC Code from the Termination Date to the forecast end of the mine life and (b) the projected remaining proven and probable copper reserves for the CSA mine as determined in accordance with the JORC Code from the date the initial conditions precedent to the Mezz Facility are satisfied or waived to the forecast end of the mine life, greater than 25%. In addition, the SFA requires MAC Australia to maintain at all times: • a Debt Service Coverage Ratio, being the ratio of Adjusted EBITDA (as defined in the SFA) to Debt Service (as defined in the SFA), not less than 1.2:1 in respect of any rolling period of 12 consecutive months ending on 31 March, 30 June, 30 September, and 31 December (“Relevant Period”); • a Forecast Cash Flow Coverage Ratio, being the ratio of the net present value of Adjusted EBITDA over a five-year forecast (as defined in the SFA) to the aggregate amount outstanding under the Senior Facilities, not less than 1.25:1; • Net Debt (as defined in the SFA) to EBITDA in respect of any Relevant Period not more than 2.5:1; and • a Reserve Tail Ratio projection, being the ratio (expressed as a percentage) of (a) the projected remaining proven and probable copper reserves for the CSA mine as determined in accordance with the JORC Code from the Termination Date to the forecast end of the mine life and (b) the projected remaining proven and probable copper reserves for the CSA mine as determined in accordance with the JORC Code from the date the initial conditions precedent to the SFA are satisfied or waived to the forecast end of the mine life, greater than 25% at the Termination Date. The Mezz Facility and SFA also contain customary representations, warranties and event of default provisions. As at 31 December 2024 and 2023, the Group was in compliance with all covenants. Copper and Silver Purchase Agreements The Copper Stream and Silver Stream require the Group to maintain at all times: • prior to the date the Uncredited Deposit relating to the Copper Stream and Silver Stream, respectively, is reduced to $nil, a Reserve Tail Ratio, being the ratio expressed as a percentage of (a) the projected remaining proven and probable copper reserves as from the latest maturity date of any and all Permitted Secured Debt (as defined in the Copper Stream and Silver Stream, respectively) to the forecast end of the mine life and (b) the projected remaining proven and probable copper reserves as from the Closing Date of the Copper Stream and Silver Stream, respectively, to the forecast end of the mine life, greater than 25% at the latest maturity date of any and all Permitted Secured Debt (as defined in the Copper Stream and Silver Stream, respectively); and • prior to the date the Uncredited Deposit relating to the Copper Stream and Silver Stream, respectively, is reduced to $nil, aggregate Available Cash and Cash Equivalent Investments (as defined in the Copper Stream and Silver Stream, respectively) held by MAC Australia and its subsidiaries of at least $30,000 thousand. 55 Annual Financial Statements

MAC Copper Limited

Notes to the Unaudited Consolidated Financial Statements continued

The Copper Stream also requires the Group to maintain at all times a Total Net Debt (as defined in the Copper Stream) to EBITDA ratio not more than 3.5:1 on any date during the period from the Closing Date of the Copper Stream to the first anniversary date and not more than 3.25:1 on any date thereafter.

In addition, the Silver Stream requires the Group to maintain at all times a Total Net Debt (as defined in the Silver Stream) to EBITDA ratio:

- On any date during the first calendar year from the Closing Date of the Silver Stream, not more than 3.25:1 if no amounts are outstanding under the Copper Stream and not more than 3.5:1 if any amounts are outstanding under the Copper Stream; and
- On any date thereafter, not more than 3:1 if no amounts are outstanding under the Copper Stream and not more than 3.25:1 if any amounts are outstanding under the Copper Stream.

The Copper Stream and Silver Stream also contain customary representations, warranties and event of default provisions. As at 31 December 2024 and 2023, the Group was in compliance with all financial and non-financial covenants.

The obligations of the Group under the Copper Stream and Silver Stream are guaranteed by certain of the Group's subsidiaries (the "Guarantors") and secured by the present and after-acquired property of the Group and the Guarantors.

19. Provisions

US$ Thousand	Employee Entitlements	Rehabilitation Costs	Other	Total
1 January 2024	14,041	24,956	2,781	41,778
Additions	275	–	–	275
Released	–	(6,735)	(2,779)	(9,514)
Accretion	–	1,077	–	1,077
Movements from foreign exchange impact	290	–	(2)	288
Net book value 31 December 2024	**14,606**	**19,298**	**–**	**33,904**
Current	13,357	–	–	13,357
Non-current	1,249	19,298	–	20,547
Net book value 31 December 2024	14,606	19,298	–	33,904
1 January 2023	–	–	–	–
Assumed through business combination (Note 26)	12,244	25,346	2,781	40,371
Additions	1,943	–	–	1,943
Released	–	(1,499)	–	(1,499)
Accretion	–	1,028	–	1,028
Movements from foreign exchange impact	(146)	81	–	(65)
Net book value 31 December 2023	**14,041**	**24,956**	**2,781**	**41,778**
Current	13,220	–	53	13,273
Non-current	821	24,956	2,728	28,505
Net book value 31 December 2023	**14,041**	**24,956**	**2,781**	**41,778**

56

Notes to the Unaudited Consolidated Financial Statements continued Employee entitlements At 31 December 2024 and 2023, the employee entitlements provision represents the value of annual leave and long service leave entitlements accrued. The associated expenditure will occur in a pattern consistent with when employees choose to exercise their entitlements with timing of leave taken up to the discretion of the employees. Rehabilitation costs CMPL’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Group conducts its operations to protect public health and the environment and believes its operations are in compliance with applicable laws and regulations in all material respects. As part of the mine closure plans, the Group is required to provide annual guarantees over the estimated life of the mines, based on a present value approach, and to furnish the funds for the rehabilitation provision. This law requires a review of closing plans every three years. Rehabilitation provision represents the accrued cost required to provide adequate rehabilitation and manage the site during a post-closure phase until surrender of the Mining Lease and sign off by the Environmental Authority. The majority of these costs provide for reshaping and covering waste rock emplacements — generally ensuring the site is left in a safe, stable and non-polluting condition — as well as property holding costs (e.g. Mining Lease rental and Council rates) during the post-closure phase. The bulk of these amounts will be settled when rehabilitation is undertaken over a three year period (currently assumed to be started in 2031), with property holding costs expected to be incurred for a period of approximately 10 year after closure. As at 31 December 2024, the discount rate applied in calculating the restoration and rehabilitation provision is a pre-tax risk free rate of 1.77% (31 December 2023: 1.77%) which is specific to the liability and the currency in which it is denominated. i.e. 100% Australian dollar. The discount rate was not adjusted for the Group’s own credit risk. Other Other provisions comprised provisions for possible ordinary course of business legal disputes and claims recognised upon the acquisition of CMPL (Note 26). During the year, the Company entered into an indemnities agreement with Glencore International AG (“GIAG”) under which GIAG agreed to indemnify the Group against any such disputes and claims. As a result, the related provisions were fully released. 20. Liability for cash-settled share-based payments At 31 December 2024, the Group had the following share-based payment arrangements. Description of share-based payment arrangements Deferred stock units On 6 June 2023, the Group established the deferred share unit plan (“DSUP”). The DSUP will expire on the tenth anniversary of its adoption by the Board. The Board will determine the date on which the Deferred Share Units (DSUs) are to be granted. The DSUs shall be fully vested when granted, and will be redeemable (and the value thereof payable) upon the respective participant’s termination date. The settlement of the DSUs may be made in shares, cash or any combination of cash and shares, at the participant’s election. During the year, 42,690 DSUs were granted (2023: 50,900), 17,284 DSUs were settled (2023: nil) and 76,306 remained outstanding as at 31 December 2024 (31 December 2023: 50,900). 57 Annual Financial Statements

Notes to the Unaudited Consolidated Financial Statements continued As the participant has the choice of settlement (either cash or shares), the transaction is accounted for in two components as a compound financial instrument that includes a liability component and an equity component. The fair values of the cash alternative and the equity alternative are identical as the agreements state that on the redemption date, the participant shall receive the market value of the DSUs in shares, cash or any combination thereof. Therefore, on the grant date, the liability component shall equal the fair value of the cash alternative and the equity component shall be equal to nil. Following the grant date, the liability shall be remeasured to fair value at each reporting date until the subsequent settlement date. Any change in the fair value of the DSU liability shall be recognised in profit (loss). DSUs are valued using a Black-Scholes option pricing model with the following terms and assumptions: Measurement Date 31 December 2024 31 December 2023 Deferred share unit liability Fair value US$10.62 US$12.36 Share price US$10.62 US$12.36 Exercise price Nil Nil Expected share price volatility1 45% 50% Expected remaining life N/A N/A Expected dividends Nil Nil Risk-free interest rate (based on government bonds) 4.57% 3.88% 1. Expected share price volatility has been based on an evaluation of the historical share price volatility of comparable companies, particularly over the historical period commensurate with the expected term. Performance stock units On 6 June 2023, the Group established performance stock unit arrangements (PSUs) that entitle key management personnel to be granted PSUs that will vest and become exercisable upon achievement of performance conditions over a set performance period. During the year, 148,777 PSUs were granted (2023: 212,965), 8,297 PSUs lapsed (2023: nil) and 353,445 remained outstanding as at 31 December 2024 (31 December 2023: 212,965). The settlement of the PSUs may be made in shares, cash or any combination of cash and shares, at the participant’s election. Therefore, as explained above, on the grant date, the liability component shall equal the fair value of the cash alternative and the equity component shall be equal to nil. Following the grant date, the liability shall be remeasured to fair value at each reporting date until the subsequent settlement date. Any change in the fair value of the PSU liability shall be recognised in profit (loss). The fair value of the PSU arrangements have been measured using a Monte Carlo simulation, which uses a correlated simulation to simultaneously calculate MAC’s and the individual peer group companies’ total shareholder return on a risk-neutral basis as at the vesting date, with regard to the remaining performance period. The total shareholder return of MAC is ranked against the total shareholder return of each constituent of the peer group as at the measurement date, and vesting percentage is calculated from the vesting schedule. Given the performance period commences prior to the measurement date, we have accounted for the total shareholder return during the period from the commencement of the performance period to the valuation date for MAC and the constituents of the peer group. 58 MAC Copper Limited

Notes to the Unaudited Consolidated Financial Statements continued Regarding PSUs granted in the year ended 31 December 2024, the number of PSUs that will vest is based on the relative total shareholder return ranking of MAC over the performance period from 1 January 2024 to 31 December 2026, relative to the performance of a peer group of companies (performance period for PSUs granted in 2023: 1 July 2023 to 30 June 2026). The vesting schedule is outlined below: MAC’s Performance Relative to the Peer Group % of PSUs Eligible to Vest < 25th percentile Nil > 25th percentile 50% > 50th percentile 100% > 75th percentile 175% > 90th percentile 225% PSUs are valued using a Monte Carlo simulation with the following terms and assumptions: Measurement Date 31 December 2024 31 December 2023 Performance share unit liability Fair value US$12.44 – US$13.11 US$20.28 Share price US$10.62 US$12.36 Exercise price Nil Nil Expected share price volatility1 45% 50% Expected remaining life2 1.5 – 2 years 2.5 years Expected dividends Nil Nil Risk-free interest rate (based on government bonds) 4.57% 3.88% 1. Expected share price volatility has been based on an evaluation of the historical share price volatility of comparable companies, particularly over the historical period commensurate with the expected term. 2. Expected remaining life of the instruments has been based on remaining performance period. Restricted stock units On 6 June 2023, the Group established restricted stock unit arrangements (RSUs) that entitle key management personnel to be granted RSUs that will vest and become exercisable upon completion of employment over the required service period. During the year, 207,621 RSUs were granted (2023: 470,603), 168,627 RSUs were settled in cash (2023: nil), 32,550 RSUs were settled in equity (2023: nil), 9,657 RSUs were forfeited (2023: 15,000) and 452,450 remained outstanding as at 31 December 2024 (31 December 2023: 455,603). The settlement of the RSUs may be made in shares, cash or any combination of cash and shares, at the participant’s election. Therefore, as explained above, on the grant date, the liability component shall equal the fair value of the cash alternative and the equity component shall be equal to nil. Following the grant date, the liability shall be remeasured to fair value at each reporting date until the subsequent settlement date. Any change in the fair value of the RSU liability shall be recognised in profit (loss). 59 Annual Financial Statements

Notes to the Unaudited Consolidated Financial Statements continued RSUs granted will vest as follows: RSU Length of Service Following Grant Date RSUs Eligible to Vest 12 months 1/3 24 months 1/3 36 months 1/3 RSUs are valued using a Black-Scholes option pricing model with the following terms and assumptions: Measurement Date 31 December 2024 31 December 2023 Restricted share unit liability Fair value US$10.62 US$12.36 Share price US$10.62 US$12.36 Exercise price Nil Nil Expected share price volatility1 45% 50% Expected remaining life (tranche average)2 0.96 years 1.46 years Expected dividends Nil Nil Risk-free interest rate (based on government bonds) 4.57% 3.88% 1. Expected share price volatility has been based on an evaluation of the historical share price volatility of comparable companies, particularly over the historical period commensurate with the expected term. 2. Expected remaining life of the instruments has been based on the average remaining life of all tranches of RSUs outstanding as at 31 December 2024. Liability details Details of the liabilities outstanding from each of the share-based payment arrangements were as follows: US$ Thousand 31 December 2024 31 December 2023 Total carrying amount of liabilities for DSU 810 629 Total carrying amount of liabilities for PSU 1,698 664 Total carrying amount of liabilities for RSU 3,123 1,900 5,631 3,193 Expense recognised in profit or loss The Group incurred $5,517 thousand (2023: $3,315 thousand) of employee benefit expenses related to the cash-settled share-based payment arrangements. 60 MAC Copper Limited

Notes to the Unaudited Consolidated Financial Statements continued 21. Other financial liabilities US$ Thousand 31 December 2024 31 December 2023 Current Deferred consideration – 81,129 Contingent consideration 23,680 – Contingent royalty liability 5,592 5,587 Deferred underwriting discount – 7,280 Deferred liabilities – 500 Financial liabilities arising from sale and leaseback transaction 213 193 29,485 94,689 Non-current Contingent consideration 70,370 84,200 Contingent royalty liability 42,069 38,398 Financial liabilities arising from sale and leaseback transaction 115 329 112,554 122,927 142,039 217,616 Deferred consideration On 16 February 2024, part of the proceeds from the ASX Initial Public Offering (“IPO”) were utilised to fully repay the deferred consideration payable in connection with the acquisition of CMPL (refer Note 26). Contingent royalty liability As part of the acquisition of CMPL, the Group recognised a contingent royalty liability of $43,130 thousand which is measured at fair value through profit or loss (refer Note 26 and Note 23). Contingent consideration As part of the acquisition of CMPL, the Group recognised contingent consideration of $81,000 thousand which is measured at fair value through profit or loss (refer Note 26 and Note 23). Deferred underwriting discount The underwriter for the 2021 NYSE IPO was paid a cash underwriting discount of two percent (2%) of the gross proceeds of the IPO (including the Over-Allotment Units), or $5,303 thousand. Additionally, the underwriter was entitled to a deferred underwriting discount of $7,280 thousand of the gross proceeds of the IPO (including the Over-Allotment Units) following the completion of the Company’s initial Business Combination. The deferred underwriting discount was fully settled in March 2024. 61 Annual Financial Statements

Notes to the Unaudited Consolidated Financial Statements continued 22. Financial instruments and financial risk management Financial risks arising in the normal course of business from the Group’s operations comprise market risk (including commodity price risk, currency risk and interest rate risk), credit risk and liquidity risk. It is the Group’s policy and practice to identify and, where appropriate and practical, actively manage such risks to support its objectives in managing its capital and future financial security and flexibility. The Group’s finance and risk professionals monitor, manage and report regularly to senior management and the Board of Directors on the approach and effectiveness in managing financial risks along with the financial exposures facing the Group. The key financial risk factors that arise from the Group’s activities, including the Group’s policies for managing these risks, are outlined below. (a) Market risk Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises commodity price risk, currency risk and interest rate risk as follows: Commodity price risk The Group is subject to price risk associated with fluctuations in the market prices for copper and silver. A significant change in commodity prices could have a material effect on the Group’s revenues and financial instruments, including certain derivative instruments and contingent consideration whose values fluctuate with changes in the prices of copper or silver (Note 23). The Group closely monitors trends in the market prices of copper, silver and other metals as part of its routine activities, as these trends could significantly impact future cash flows. As at 31 December 2024, the Group estimates that a 10% increase (decrease) in commodities sold with provisional pricing feature, with all other variables held constant, would result in an increase (decrease) of $9,094 thousand (31 December 2023: $8,507 thousand) in profit after tax. Also refer Note 23 for a description of how the changes in commodity price may affect certain derivative instruments and contingent consideration. Currency risk The U.S. dollar is the functional currency of the entities collectively forming the Group. Currency risk is the risk of loss from movements in exchange rates related to transactions and balances in currencies other than the U.S. dollar. Such transactions include operating expenditure, capital transactions, and purchases in currencies other than the functional currency. The Group’s primary operations are located in Australia, therefore, transactions are predominantly denominated in Australian and U.S. dollars. These transactions are not generally hedged. The Group buys foreign currencies at spot rates to settle local currency operating expenditure and is therefore largely exposed to volatility in exchange rates. The Group’s loans and borrowings are denominated in U.S. dollars. 62 MAC Copper Limited

Notes to the Unaudited Consolidated Financial Statements continued The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities as at 31 December 2024 are as follows: Local Currency Thousand Australian Dollar Euro Total As of 31 December 2024 Cash and cash equivalents 76,497 – 76,497 Trade and other receivables 661 – 661 Trade and other payables (48,024) (25) (48,049) Lease liabilities (16,460) – (16,460) Total 12,674 (25) 12,649 As of 31 December 2023 Cash and cash equivalents 1,446 – 1,446 Trade and other receivables 1,786 – 1,786 Trade and other payables (47,232) (31) (47,263) Lease liabilities (15,806) – (15,806) Total (59,806) (31) (59,837) The following table details the Group’s estimated sensitivity to a 10% increase (decrease) in the U.S. dollar against the relevant foreign currencies as a result of translating the Group’s foreign currency denominated monetary assets and monetary liabilities. 10% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. A positive number below indicates an increase in profit where the U.S. dollar strengthens 10% against the relevant currency. For a 10% weakening of the U.S. dollar against the relevant currency, there would be a comparable impact on the profit and the balances below would be negative. Year ended 31 December US$ Thousand 2024 2023 Australian Dollar Profit or loss 788 5,981 Other Profit or loss 2 3 Interest rate risk Interest rate risk is the risk that the fair values or future cash flows of the Group’s financial instruments will fluctuate in response to changes in market interest rates. The Group’s exposure to interest rate risk arises from the interest rate effect on its cash and cash equivalents and loans and borrowings. Certain of the Group’s loans and borrowings include a floating interest rate component. As at 31 December 2024, the Group estimates that a 1% increase (decrease) in interest rates, with all other variables held constant, would result in an increase (decrease) of $851 thousand to interest expense (31 December 2023: $913 thousand). The Group closely monitors its exposure to interest rate risk and has not entered into any contracts to manage this risk. 63 Annual Financial Statements

Notes to the Unaudited Consolidated Financial Statements continued (b) Credit risk Credit risk arises from the possibility that counterparties may not be able to settle obligations due to the Group within their agreed payment terms. Financial assets which potentially expose the Group to credit risk consist principally of cash and cash equivalents and trade and other receivables. The Group invests only in highly rated investment grade instruments that have maturities of 90 days or less and which are liquid after 30 days or less into a known amount of cash. As part of its cash management process, the Group also regularly monitors the relative credit standing of the institutions with which it invests or maintains available cash. During the normal course of business, the Group provides credit to its customer. Although the receivables resulting from these transactions are not collateralised, the Group has not experienced significant problems with the collection of receivables given the Group’s only customer is Glencore International AG in Switzerland, which represents 100% of trade receivables and total revenue. A significant change in the creditworthiness of Glencore could have a material adverse effect on the Company’s financial position. (c) Liquidity risk Liquidity risk is the risk that the Group is unable to meet its payment obligations when due, or that it is unable, on an ongoing basis, to borrow funds in the market on an unsecured or secured basis at an acceptable price to fund actual or proposed commitments. Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents and availability of adequate committed funding facilities. The Group’s credit profile and funding sources ensure that sufficient liquid funds are maintained to meet its liquidity requirements. As part of its liquidity management, the Group closely monitors and plans for its future capital expenditure well ahead of time. As at 31 December 2024, the Group had available cash amounting to $171,897 thousand (31 December 2023: $32,372 thousand). 64 MAC Copper Limited

Annual Financial Statements

Notes to the Unaudited Consolidated Financial Statements continued

As at 31 December 2024, the maturity profile of the Group's financial liabilities based on contractual terms is as follows:

		Undiscounted Contractual Cash Flows		
US$ Thousand	**Carrying Amount**	**Within 1 Year**	**1 – 2 Years**	**More Than 2 Years**
31 December 2024				
Non-derivative financial liabilities				
Trade payables and accrued liabilities	51,050	51,050	–	–
Mezzanine Debt Facility	95,003	21,087	21,087	176,073
Senior Syndicated Facility Agreement	154,676	54,247	123,457	–
Copper Purchase Agreement	85,911	10,444	12,160	185,201
Silver Purchase Agreement	67,601	12,007	14,628	124,013
Derivative financial liabilities				
Commodity swap liability	12,120	7,635	5,381	–
	466,361	**156,470**	**176,713**	**485,287**
31 December 2023				
Non-derivative financial liabilities				
Trade payables and accrued liabilities	89,921	89,921	–	–
Mezzanine Debt Facility	85,567	24,888	22,592	200,859
Senior Syndicated Facility Agreement	207,916	72,546	53,817	121,542
Copper Purchase Agreement	84,818	6,414	11,281	175,836
Silver Purchase Agreement	70,574	9,255	8,987	102,931
Derivative financial liabilities				
Commodity swap liability	12,559	4,637	5,606	3,044
	551,355	**207,661**	**102,283**	**604,212**

23. Fair value measurement

The Group has assessed that the fair values of cash and cash equivalents, trade and other receivables, trade and other payables and accrued liabilities and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The Group's investment in a listed entity is fair valued by Level 1 inputs utilising quoted prices (unadjusted) in active markets for identical assets.

The fair value of the Group's long-term loans and borrowings are determined using Level 2 inputs utilising contractual cash flows, interest rate curves, swaption volatilities, and the Group's implied credit spread.

65

MAC Copper Limited

Notes to the Unaudited Consolidated Financial Statements continued

The following table shows the carrying values, fair values and fair value hierarchy of the Group's financial instruments as at 31 December 2024 and 2023:

		31 December 2024		31 December 2023	
US$ Thousand	Level	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets					
Fair value through profit or loss					
Cash and cash equivalents	1	171,897	171,897	32,372	32,372
Trade and other receivables	1	7,310	7,310	33,242	33,242
Investments	1	3,984	3,984	–	–
Derivative financial assets					
Silver stream embedded derivative	3	–	–	3,090	3,090
Copper stream embedded derivative	3	–	–	911	911
Total financial assets		**183,191**	**183,191**	**69,615**	**69,615**
Financial liabilities					
Amortised cost					
Trade and other payables		51,050	51,050	87,562	87,562
Lease liability		10,233	10,233	15,806	15,806
Loans and borrowings	2	403,191	414,526	448,875	458,987
Other financial liabilities (excluding contingent consideration)		328	328	8,302	8,302
		464,802	**476,137**	**560,545**	**570,657**
Fair value through profit or loss					
Other financial liabilities (contingent consideration)					
Royalty Deed	3	47,661	47,661	43,985	43,985
Contingent copper consideration	3	94,050	94,050	84,200	84,200
Deferred consideration	2	–	–	81,129	81,129
Derivative financial liabilities					
Public Warrants	1	–	–	15,113	15,113
Private Warrants	2	–	–	11,176	11,176
Mezz Warrants	3	11,066	11,066	16,906	16,906
Mezz Facility embedded derivative	2	34,713	34,713	42,635	42,635
Silver stream embedded derivative	3	16,163	16,163	–	–
Copper stream embedded derivative	3	5,182	5,182	138	138
Commodity swap liability	2	12,120	12,120	12,559	12,559
		220,955	**220,955**	**307,841**	**307,841**
Total financial liabilities		**685,757**	**697,092**	**868,386**	**878,498**

There have been no transfers between the different fair value hierarchy levels in any of the periods presented in the financial statements.

66

Notes to the Unaudited Consolidated Financial Statements continued Derivative instruments The following table shows the fair values of the Group’s derivative financial assets and liabilities as at 31 December 2024 and 2023. US$ Thousand Note 31 December 2024 31 December 2023 Derivative financial assets Current Silver stream embedded derivative (a) – 234 – 234 Non-current Silver stream embedded derivative (a) – 2,856 Copper stream embedded derivative (b) – 911 3,767 Total derivative financial assets 4,001 Derivative financial liabilities Current Mezz facility embedded derivative (d) 11,587 12,473 Silver stream embedded derivative (a) 2,566 – Copper stream embedded derivative (b) 981 138 Commodity swap liability (e) 7,045 4,519 22,179 17,130 Non-current Warrants (c) 11,066 43,195 Mezz facility embedded derivative (d) 23,126 30,162 Silver stream embedded derivative (a) 13,597 – Copper stream embedded derivative (b) 4,201 – Commodity swap liability (e) 5,075 8,040 57,065 81,397 Total derivative financial liabilities 79,244 98,527 67 Annual Financial Statements

Notes to the Unaudited Consolidated Financial Statements continued (a) Silver stream embedded derivative The silver stream is recognised as a financial liability at amortised cost and it contains an embedded derivative in relation to the embedded silver price within the agreement that is measured at fair value through profit or loss each reporting period. The silver stream embedded derivative is valued using a silver future curve simulation valuation model at each reporting date. The significant unobservable input used in the fair value measurement of the embedded derivative pertains to the anticipated silver deliveries. In isolation, a significant increase (decrease) in anticipated silver deliveries would result in a significantly lower (higher) fair value measurement. In addition to estimation of the Group’s anticipated deliveries of silver over the term of the agreement, the following key inputs were used for the valuation of the embedded derivative: 31 December 2024 31 December 2023 Silver spot price (per oz) $28.91 $24.13 Own credit spread 7.99% 8.26% In isolation, at 31 December 2024, a 5% increase in silver price (per oz) would result in a $4,421 thousand increase and a 5% decrease in silver price (per oz) would result in a $4,421 thousand decrease in the fair value of the silver stream embedded derivative liability (31 December 2023: a $3,631 thousand decrease and a $3,631 thousand increase in the fair value of the silver stream embedded derivative asset). The following table presents the continuity schedule for the silver stream embedded derivative: Year ended 31 December US$ Thousand 2024 2023 Balance as of beginning of year 3,090 – Change in fair value (19,253) 3,090 Balance as of end of year (16,163) 3,090 (b) Copper stream embedded derivative The copper stream is recognised as a financial liability at amortised cost and it contains a single compound embedded derivative in relation to the embedded copper price within the agreement and the buy-down option (Note 18). The compound embedded derivative is measured at fair value through profit or loss each reporting period. The copper stream embedded derivative is valued using a copper future curve simulation valuation model at each reporting date. The significant unobservable input used in the fair value measurement of the embedded derivative pertains to the anticipated copper deliveries. In isolation, a significant increase (decrease) in anticipated copper deliveries would result in a significantly lower (higher) fair value measurement. In addition to estimation of the Group’s anticipated deliveries of copper over the term of the agreement, the following key inputs were used for the valuation of the compound embedded derivative: 31 December 2024 31 December 2023 Copper spot price (per ton) $8,653 $8,556 Copper price volatility 23.55% 22.87% Own credit spread 8.67% 8.94% 68 MAC Copper Limited

Annual Financial Statements

Notes to the Unaudited Consolidated Financial Statements continued

In isolation, at 31 December 2024, a 5% increase in copper price (per tonne) would result in a $4,488 thousand increase and a 5% decrease in copper price (per tonne) would result in a $4,525 thousand decrease in the fair value of the copper stream embedded derivative liability (31 December 2023: a $4,053 thousand decrease and a $4,083 thousand increase in the fair value of the net copper stream embedded derivative asset).

The following table presents the continuity schedule for the copper stream embedded derivative:

	Year ended 31 December	
US$ Thousand	**2024**	**2023**
Balance as of beginning of year	773	–
Initial recognition	–	4,430
Change in fair value	(5,955)	(3,657)
Balance as of end of year	**(5,182)**	**773**

(c) Warrants

US$ Thousand	Public Warrants	Private Placement Warrants	Mezz Warrants
For the year ended 31 December 2024			
Balance as of beginning of year	15,113	11,176	16,906
Change in fair value	22,655	16,754	(5,840)
Redemption of warrants	(37,768)	(27,930)	–
Balance as of end of year	**–**	**–**	**11,066**
For the year ended 31 December 2023			
Balance as of beginning of year	4,335	3,108	–
Promissory note conversion warrants	–	103	–
Issuance of warrants	–	–	13,665
Change in fair value	10,778	7,965	3,241
Balance as of end of year	**15,113**	**11,176**	**16,906**

The Company's Public Warrants, Private Placement Warrants and Mezz Warrants did not meet the "fixed for fixed" criteria under IAS 32 *Financial Instruments: Presentation* ("IAS 32") and were classified and accounted for as derivative liabilities at fair value through profit or loss.

During the year, the Company redeemed all of the Public Warrants and Private Placement Warrants for a redemption price of US$0.10 per warrant and issued ordinary shares of the Company having par value of US$0.0001 per share (refer to Note 25). As of 31 2023 December 8,838,260 Public Warrants and 6,535,304 Private Placement Warrants were outstanding.

During the year ended 31 December 2023, the Company had issued 3,187,500 Mezz Warrants to Sprott Private Resource Lending II (Collector-2), LP in accordance with the terms of the Mezz Facility (Note 18). As of 31 December 2024 and 2023, there were 3,187,500 Mezz Warrants outstanding.

69

Notes to the Unaudited Consolidated Financial Statements continued The fair value of the Mezz Warrants is determined using a Monte Carlo simulation model. The following assumptions were used for the valuation of the Mezz Warrants. The significant unobservable inputs in the fair value measurement are the expected life of the Mezz Warrants and the expected volatility based on comparable publicly traded companies. 31 December 2024 31 December 2023 Risk-free rate 4.02% 4.39% Warrant expected life 3.5 years 4.5 years Expected volatility 49.23% 53.35% Expected dividend yield 0% 0% Share price $10.62 $12.36 Significant increases (decreases) in any of those inputs in isolation would result in a significantly higher (lower) fair value measurement. Generally, a change in the assumption used for the expected volatility is accompanied by a directionally opposite change in the assumption used for the expected life of the Mezz Warrants. (d) Mezz Facility embedded derivative The Mezz Facility is recognised as a financial liability at amortised cost and it contains a single compound embedded derivative in relation to the prepayment option and the interest rate margin referenced to the LME Cash Settlement Price that is measured at fair value through profit or loss at each reporting period. The fair value of the compound embedded derivative was determined using a Monte-Carlo simulation model in relation to the future copper price and incorporation of the Longstaff-Schwartz algorithm to value the prepayment option. The key inputs in the valuation technique include the risk-free rate, copper price volatility, copper price forward curve, and the Company’s credit spread. The following table presents the continuity schedule for the Mezz Facility embedded derivative for each of the following years: Year ended 31 December US$ Thousand 2024 2023 Balance as of beginning of year 42,635 – Initial recognition – 42,698 Interest payable (11,822) (8,527) Change in fair value 3,900 8,464 Balance as of end of year 34,713 42,635 70 MAC Copper Limited

Notes to the Unaudited Consolidated Financial Statements continued (e) Commodity swap liability On 15 June 2023, the Company entered into commodity swap agreements with Citibank, Bank of Montreal (“BMO”) and National Bank of Canada (“NBC”) respectively. The underlying commodity of the three commodity swap agreements is Copper, and the purpose of the commodity swaps is to hedge the price risk of the scheduled Copper production. The commodity swap agreements are summarised below: Counterparty Citibank BMO NBC Effective date 1 July 2023 1 July 2023 1 July 2023 Termination date 31 May 2026 30 May 2026 31 May 2026 Total notional quantity (MT) 12,255 12,255 12,255 Fixed price (US$) 8,204.49 8,214.35 8,112.85 Reference price LME cash settlement price for Copper Settlement frequency Monthly Monthly Monthly As the agreements meet the definition of a derivative, each contract is measured at fair value through profit or loss. Contingent and deferred consideration The following table shows the fair values of the Company’s contingent and deferred consideration as at 31 December 2024 and 2023: US$ Thousand Note 31 December 2024 31 December 2023 Royalty deed (a) 47,661 43,985 Contingent copper consideration (b) 94,050 84,200 Deferred consideration (c) – 81,129 141,711 209,314 (a) Royalty deed In connection with the acquisition of CMPL, the Company entered into a Net Smelter Returns (“NSR”) royalty agreement with Glencore pursuant to which CMPL has to pay to Glencore a royalty equal to 1.5% from all NSR from all marketable and metal-bearing copper material produced from the mining tenure held by CMPL at the time of the initial Business Combination (Note 26). The contingent consideration was initially recognised at fair value and is subsequently measured at fair value through profit or loss using the present value of discounted cash flows based on the expected amounts and timing of the NSR over the expected life of the CSA mine using an effective interest rate of 8%. The NSR is determined using consensus copper prices less estimated treatment and refining costs under the offtake agreement with Glencore. The discount rate of 8% takes into consideration the risks in the cash flow forecasts and the cost of debt. A significant increase (decrease) in the discount rate, in isolation, would result in a significant lower (higher) fair value measurement. 71 Annual Financial Statements

MAC Copper Limited

Notes to the Unaudited Consolidated Financial Statements continued

The following table presents the continuity schedule for the royalty deed for each of the following years:

	Year ended 31 December	
US$ Thousand	2024	2023
Balance as of beginning of year	43,985	–
Initial recognition	–	43,130
Change in fair value	10,966	855
Royalty accruals and payments	(7,290)	–
Balance as of end of year	**47,661**	**43,985**

(b) Contingent copper consideration

The consideration for the acquisition of CMPL included two contingent cash payments of $75,000 thousand each that are unsecured, fully subordinated and payable if, over the life of the mine, the average daily LME closing copper price is greater than $4.25/lb for any rolling 18-month period and $4.50/lb for any rolling 24-month period, respectively (Note 26). The contingent consideration was initially recognised at fair value and is subsequently measured at fair value through profit or loss. Given the contingent consideration is subject to the uncertainty of future LME copper prices, a Monte Carlo simulation model is used to determine the fair value. The fair value for each contingent component is the result of the average expected payoff of all simulation iterations discounted to the present value at the risk-free borrowing rate. The change in fair value is dependent on the movement in copper prices and the change in the risk-free borrowing rate.

The following key inputs were used for the valuation of the contingent copper consideration. The significant unobservable input in the fair value measurement is the reversion factor. A significant increase (decrease) in the reversion factor, in isolation, would result in a significantly higher (lower) fair value measurement.

The range of potential outcomes for contingent copper consideration cannot be estimated as this is dependent on future market prices. Contingent copper consideration has been disclosed based on the present value of the maximum payment amount possible.

	31 December 2024	31 December 2023
Long-term copper price	$4.25	$3.81
Copper spot price	$3.92	$3.84
Annual price volatility	20.70%	25.12%
Annual inflation rate	1.07%	1.14%
Risk-free rate	4.72%	4.07%
Reversion factor	11.55%	11.55%

72

Notes to the Unaudited Consolidated Financial Statements continued The following table presents the continuity schedule for the contingent copper consideration for each of the following years: Year ended 31 December US$ Thousand 2024 2023 Balance as of beginning of year 84,200 – Initial recognition – 81,000 Change in fair value 9,850 3,200 Balance as of end of year 94,050 84,200 (c) Deferred consideration The consideration for the acquisition of CMPL included a deferred cash payment of $75,000 thousand measured at fair value through profit or loss based on the present value of the cash payment which occurred as part of the Company’s successful ASX listing. As a result, the deferred consideration facility was paid in full to Glencore on 16 February 2024. 24. Capital management For the purpose of the Group’s capital management, capital includes issued capital and all other equity reserves attributable to the equity holders of the parent. The primary objective is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The board of directors seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowing and the advantages and security afforded by a sound capital position. The Group’s capital structure is reviewed on an ongoing basis with adjustments made in light of changes in economic conditions, regulatory requirements and business strategies affecting the Group. The Group balances its overall capital structure by considering the costs of capital and the risks associated with each class of capital. In order to maintain or achieve an optimal capital structure, the Group may issue new shares from time to time, repay or obtain new borrowings or adjust the asset portfolio. The Group monitors capital using a ratio of net debt to equity. Net debt is calculated as loans and borrowings, lease liabilities, trade and other payables, derivative financial liabilities and other financial liabilities less cash and cash equivalents. The Group’s net debt to equity ratio at 31 December 2024 and 2024 was as follows. US$ Thousand 31 December 2024 31 December 2023 Loans and borrowings 403,191 448,875 Lease liabilities 10,233 15,806 Trade and other payables 51,050 87,562 Derivative financial liabilities 79,244 98,527 Other financial liabilities 142,039 217,616 Cash (171,897) (32,372) Net debt 513,860 836,014 Equity 566,959 268,027 Net debt to equity ratio 0.91 3.12 73 Annual Financial Statements

MAC Copper Limited

Notes to the Unaudited Consolidated Financial Statements continued

25. Share capital, share premium and other capital reserves

The total number of authorised shares at 31 December 2024 is 220,000,000 ordinary shares with a par value of $0.0001 per share (31 December 2023: 220,000,000 ordinary shares), and 25,000,000 preference shares with a par value of $0.0001 each (31 December 2023: 25,000,000 preference shares with a par value of $0.0001 each).

As at 31 December 2024 82,438,431 ordinary shares of $0.0001 are issued and fully paid (31 December 2023: 50,236,544 fully paid ordinary shares of $0.0001 each). As at 31 December 2024 and 2023, there are no preference shares issued or outstanding.

Movements in share capital during the year are reconciled below:

US$ Thousand (except for number of shares)	Number of Shares	Share Capital	Share Premium	Other Capital Reserves
Balance as of 1 January 2023 *(a)*	**6,628,695**	**1**	**24**	**945**
Issued during the year:				
Contribution of conversion price in excess of fair value of warrants	–	–	–	198
Amount in excess of the face value over the present value on related promissory note	–	–	–	69
PIPE – Osisko *(b)*	1,500,000	–	15,000	–
Backstop Facility – Osisko *(c)*	2,500,000	–	25,000	–
PIPE – Sprott *(d)*	1,500,000	–	15,000	–
PIPE A and PIPE B *(e)*	18,451,747	2	184,515	–
PIPE – BlackRock *(f)*	4,500,000	1	44,999	–
PIPE – October 2023 *(i)*	1,827,096	–	20,098	–
Public shareholders– non-redemption *(g)*	3,329,006	–	34,431	–
Glencore rollover shares *(h)*	10,000,000	1	99,999	–
Gross proceeds from issuance of shares	**43,607,849**	**4**	**439,042**	**267**
Less: Share issuance cost *(j)*	–	–	(6,771)	–
Balance as of 31 December 2023	**50,236,544**	**5**	**432,295**	**1,212**
Balance as of 1 January 2024 *(a)*	**50,236,544**	**5**	**432,295**	**1,212**
Issued during the year:				
ASX capital raise and private placement *(k)*	27,450,982	3	312,477	–
Redemption of warrants *(l)*	4,701,071	–	65,854	–
Redemption of DSUs *(m)*	17,284	–	246	–
Redemption of RSUs *(n)*	32,550	–	382	–
Gross proceeds from issuance of shares	**32,201,887**	**3**	**378,960**	**–**
Less: Share issuance cost *(o)*	–	–	(9,810)	–
Balance as of 31 December 2024	**82,438,431**	**8**	**801,445**	**1,212**

74

Notes to the Unaudited Consolidated Financial Statements continued (a) Class B Ordinary Shares The Company is authorised to issue a total of 20,000,000 Common Shares at par value of $0.0001 each. In March 2021, Metals Acquisition Corp issued 7,187,500 Class B ordinary shares, par value $0.0001 per share, of which 937,500 were subject to forfeiture depending on the extent to which the underwriter’s over-allotment option is exercised. On 3 September 2021, with the partial exercise of the over-allotment option, the Sponsor forfeited 558,805 of the Class B ordinary shares. Accordingly, as of 1 January 2023, Metals Acquisition Corp had issued 6,628,695 Class B ordinary shares to its Sponsor for $25 thousand, or approximately $0.004 per share (the “Founder Shares”). The Sponsor sold 1,272,500 Founder Shares to the certain qualified institutional buyers or institutional accredited investors who were unaffiliated with the management team (“Anchor Investors”) at the same price the Sponsor purchased the Founder Shares from the Company (approximately $0.003 per share) (the “Anchor Investment”). The Founder Shares were designated as Class B ordinary shares and were automatically converted into Class A ordinary shares on the first business day following the consummation of the initial Business Combination at a ratio such that the number of Class A ordinary shares issuable upon conversion of all Founder Shares equalled, in the aggregate, on an as-converted basis, 20% of the sum of total number of ordinary shares issued and outstanding upon the consummation of the IPO, plus the sum of the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination (net of any redemptions of Class A ordinary shares by public shareholders), excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the Sponsor, members of the management team or any of their affiliates upon conversion of working capital loans. In no event did the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one-to-one. Prior to the closing of the initial Business Combination, GMM was the record holder of the shares reported herein, and certain of Metals Acquisition Corp’s officers and directors and Anchor Investors held Class B units in GMM, which entitled them to an equivalent number of the Company’s ordinary shares on distribution, which took effect on 5 July 2023. The Sponsor also transferred 985,000 Founder Shares to the Cornerstone Investors (certain qualified institutional buyers or institutional accredited investors who are unaffiliated with the management team). In connection with the Merger of Metals Acquisition Corp and MAL, each issued and outstanding Class B ordinary share of Metals Acquisition Corp was converted into one ordinary share of MAL. The ordinary share issued in the name of GMM, was redeemed automatically for $nil consideration. (b) PIPE – Osisko On 20 March 2023, the Company entered into a subscription agreement (the “Silver Stream Subscription Agreement”) with Osisko pursuant to which Osisko purchased 1,500,000 Ordinary Shares at a purchase price of $10.00 per share and an aggregate price of $15,000 thousand. (c) Backstop Facility – Osisko On 20 March 2023, the Company entered into a subscription agreement (the “Copper Stream Subscription Agreement”) with Osisko pursuant to which Osisko purchased 2,500,000 Ordinary Shares at a purchase price of $10.00 per share and an aggregate price of $25,000 thousand. 75 Annual Financial Statements

Notes to the Unaudited Consolidated Financial Statements continued (d) PIPE – Sprott In connection with the Mezz Facility (Note 18), the Company entered into a subscription agreement with Sprott Private Resource Lending II LP (Sprott) pursuant to which Sprott purchased 1,500,000 ordinary shares at a purchase price of $10.00 per share and an aggregate purchase price of $15,000 thousand. (e) PIPE A and PIPE B The Company obtained financing of $53,328 thousand from certain PIPE Investors (PIPE A) and $131,189 thousand from certain PIPE Investors, Directors and Officers of MAC (PIPE B). The total amount of funding obtained was $184,517 thousand for 18,451,747 shares ($10.00/share). (f) PIPE – Blackrock BlackRock Funds were issued 4,500,000 ordinary shares in connection with the PIPE Financing at $10.00 per share (plus 315,000 Founder Shares which Black Rock transferred in connection therewith) for a total of $45,000 thousand. (g) Class A ordinary shares issued to public shareholders (non-redemption) The Company is authorised to issue a total of 200,000,000 Class A ordinary shares at par value of $0.001 each, for a total of 220,000,000 ordinary shares (including those converted from Class B). On 16 June 2023, the Company acquired 100% of the outstanding equity of CMPL (Note 26). Upon closing of the sale, 23,185,774 Class A ordinary shares were redeemed at the price of $10.34 per share. The remaining 3,329,006 non-redeeming Class A ordinary shares were converted from Metals Acquisition Corp’s Class A ordinary shares to the Company’s ordinary shares at $10.00 per share plus interest ($34,431 thousand total worth). (h) Glencore rollover shares On 16 June 2023, as part of the CMPL acquisition, 10,000,000 new MAC ordinary shares were issued at the redemption share price of $10.00 per share ($100,000 thousand total worth) to Glencore, and included in purchase consideration (Note 26). (i) PIPE – October 2023 On 13 October 2023, MAC issued 1,827,096 ordinary shares to investors, at a price of $11.00 per share, for aggregate gross proceeds of approximately $20,098 thousand. (j) Share issuance costs 2023 Share issuance costs related to the equity raised as part of the CMPL acquisition and October 2023 equity raise amounted to $5,763 thousand and $1,008 thousand respectively and were deducted from equity. (k) ASX capital raise and private placement On 20 February 2024, MAC issued 19,117,648 Chess Depositary Interests (“CDIs”) via the successful IPO on the ASX, at a price of AU$17.00 per CDI, for aggregate gross proceeds of approximately $211,708 thousand (AU$325,000 thousand). On 15 October 2024, as a result of a private placement, MAC issued 8,333,334 CDIs to institutional investors at an issue price of AU$18.00 per CDI, for aggregate gross proceeds of approximately $100,769 thousand (AU$150,000 thousand). 76 MAC Copper Limited

Notes to the Unaudited Consolidated Financial Statements continued (l) Redemption of warrants On 11 June 2024, MAC announced that the Company had completed the redemption of all of its Public Warrants and Private Placement Warrants and issued 4,701,071 ordinary shares thereagainst (refer to Note 23). (m) Redemption of DSUs On 14 June 2024, MAC redeemed 17,284 DSUs held by non-employee directors of the Company under the Non-Employee DSU Plan and issued equivalent ordinary shares thereagainst (Note 20). (n) Redemption of RSUs On 31 July 2024 and 14 August 2024, MAC redeemed 8,750 and 23,800 RSUs held by senior management of the Company under the Long-Term Incentive Plan and issued equivalent ordinary shares thereagainst (Note 20). (o) Share issuance costs 2024 Share issuance costs related to the February 2024 IPO on the ASX and October 2024 equity raise amounted to $6,912 thousand and $2,898 thousand respectively and were deducted from equity. 26. Acquisition of subsidiary and finalisation of purchase price allocation In the comparative period, on 16 June 2023 (the “Business Combination Date”), the Company, through its wholly owned subsidiary, MAC Australia, acquired 100% shares and voting interest in CMPL from Glencore. CMPL operates and owns the CSA mine, a copper concentrate mine located near the town of Cobar in western New South Wales, Australia. The Company accounted for the Business Combination under IFRS 3 Business Combinations (“IFRS 3”) using the acquisition method whereby the assets acquired and the liabilities assumed were recorded at fair value at the acquisition date. A provisional purchase price allocation (“PPA”) assessment of the fair values of the assets acquired and the liabilities assumed on the Business Combination Date was performed as the Company was still in the process of evaluating the inputs and assumptions utilised in developing the fair value estimates at the date of acquisition. The Company had 12 months from the acquisition date to finalise the accounting and any measurement period adjustments. Measurement period adjustments are adjustments that arise from additional information obtained during the measurement period about facts and circumstances that existed at the acquisition date. During the year ended 31 December 2024, the Company has finalised the evaluation of the inputs and assumptions utilised in developing the fair value estimates at the date of acquisition, and as such, the PPA accounting has been finalised. 77 Annual Financial Statements

MAC Copper Limited

Notes to the Unaudited Consolidated Financial Statements continued

The following table summarises the consideration payable as part of the acquisition:

US$ Thousand	Note	Provisional as Previously Reported 16 June 2023	Final Working Capital Adjustment 16 June 2023	Final Restated 16 June 2023
Purchase Consideration				
Cash consideration		775,000	–	775,000
Less: working capital and other adjustments		(4,484)	(3,496)	(7,980)
Cash consideration on Closing		770,516	(3,496)	767,020
Royalty deed	23	43,130	–	43,130
Deferred consideration	23	75,000	–	75,000
Contingent copper consideration	23	81,000	–	81,000
Glencore rollover shares	25	100,000	–	100,000
Total		**1,069,646**	**(3,496)**	**1,066,150**

The deferred consideration of $75,000 thousand consisted of deferred cash payment on the following terms:

(i) payable upon the Company's listing on the ASX or undertaking any alternative equity raise (up to 50% of the net proceeds from the raise, capped at $75,000 thousand);

(ii) the unpaid balance of the $75,000 thousand would accrue interest at a rate equivalent to what the Company pays on the Mezz Facility (Note 18), set at three-month SOFR plus a variable margin of 8% to 12% (determined by reference to prevailing copper prices); and

(iii) any residual (up to the $75,000 thousand plus applicable interest) not paid in cash by the date that is 12 months after the closing of the transaction was to be settled on the next business day through the issuance of additional ordinary shares at a 30% discount to the 20-trading day VWAP before the issuance.

The deferred consideration was recognised as contingent consideration as a part of other financial liabilities and has been fully settled on 16 February 2024 by utilising part of the proceeds from the ASX IPO.

The copper contingent consideration is $150,000 thousand in cash structured as two contingent payments of $75,000 thousand each, the First Contingent Copper Payment and Second Contingent Copper Payment, that are unsecured, fully subordinated and payable if, and only if, over the life of the mine, the average daily LME closing price is greater than (i) $4.25/lb ($9,370/mt) for any rolling 18-month period (commencing at Closing), and (ii) $4.50/lb ($9,920/mt) for any rolling 24-month period (commencing at Closing). The contingent payments are measured at fair value estimated at $81,000 thousand based on the output from a commodity price simulation model and recognised as contingent consideration as a part of other financial liabilities.

The NSR contingent consideration requires CMPL to pay to Glencore a royalty equal to 1.5% from all NSR from all marketable and metal-bearing copper material produced from the mining tenure held by CMPL at the time of the Business Combination. The contingent consideration was recognised at fair value on acquisition in the amount of $43,130 thousand. The contingent consideration is valued using the present value of discounted cash flows based on the timing of the NSR over the expected life of the CSA mine using an effective interest rate of 8%. The NSR is determined using consensus copper prices less estimated treatment and refining costs under the offtake agreement with Glencore.

78

Notes to the Unaudited Consolidated Financial Statements continued The following table sets out the preliminary allocation of recognised amounts of assets acquired and liabilities assumed at the Business Combination Date: Provisional as Previously Reported Final PPA Adjustment Final Restated US$ Thousand 16 June 2023 16 June 2023 16 June 2023 Trade and other receivables 1,641 – 1,641 Inventories 32,893 – 32,893 Property, plant and equipment 1,216,263 (435) 1,215,828 Exploration and evaluation 17,918 – 17,918 Other assets 1,404 – 1,404 Trade and other payables (23,569) – (23,569) Lease liabilities (504) – (504) Provisions (40,371) – (40,371) Deferred tax liabilities (136,029) (3,061) (139,090) Total net identifiable assets acquired 1,069,646 (3,496) 1,066,150 The fair value of the property, plant and equipment which includes mineral properties was determined with the assistance of an independent third party who completed a valuation of the CSA mining operations, including the mining concessions, using a discounted cash flow model. The model takes into account forecasted production and sales, which is derived from estimates of production units including proven and probable reserves and measured, indicated and inferred resources. The fair value of the inventories was determined with the assistance of an independent third party. The historical net book value for supplies and consumables on hand is an appropriate proxy for fair value. Finished inventories have been valued by starting at the assumed copper price at the time of expected sale, deducting all remaining costs required to produce and sell these inventories and allowing for appropriate margin and estimated costs to complete. Trade receivables comprise gross contractual amounts due of $1,641 thousand. None of the trade receivables balance was expected to be uncollectable at the date of acquisition. Measurement period adjustments resulting from the final evaluation of the inputs and assumptions utilised in developing the fair value estimates at the date of acquisition, and as such, the finalisation of the PPA accounting have been restated in each of the affected financial statement line items for the prior period. The following table summarises the impacts on the Group’s consolidated financial statements. 79 Annual Financial Statements

Notes to the Unaudited Consolidated Financial Statements continued Consolidated statement of financial position 31 December 2023 US$ Thousand As Previously Reported Measurement Period Adjustment As Restated Assets Property, plant and equipment 1,194,915 (435) 1,194,480 Total assets 1,305,903 (435) 1,305,468 Liabilities Current tax liability 1,137 (1,137) – Trade and other payables 89,921 (2,359) 87,562 Deferred tax liability 121,023 3,061 124,084 Total liabilities 1,037,876 (435) 1,037,441 Net assets 268,027 – 268,027 During the year ended 31 December 2023, the Group incurred transaction costs of $12,217 thousand that directly related to the completion of the Business Combination and were expensed as a part of administrative expenses. These costs were mainly composed of legal, banking, and other professional fees for the issuance of debt and equity to finance the Business Combination. For the year ended 31 December 2023, CMPL had recognised revenue of $158,999 thousand compromising of $153,530 thousand in copper sales and $5,469 thousand in silver sales, and contributed a net profit of $18,259 thousand to the Group’s results from the Business Combination Date to 31 December 2023. If the Business Combination had occurred on 1 January 2023, management estimates that consolidated revenue for the year ended 31 December 2023 would have been $300,954 thousand and consolidated net loss for the year ended on 31 December 2024 would have been $145,513 thousand. In determining these amounts, management has assumed that the fair value adjustments that arose on the Business Combination Date would have been the same if the Business Combination had occurred on 1 January 2023. Following the Business Combination, CMPL entered into an offtake agreement with Glencore as documented in the Offtake Contract which is a transaction that has been recognised separately from the business acquisition (Note 28). 27. List of subsidiaries Equity Holding (in %) Name of Entities Country of Incorporation 31 December 2024 31 December 2023 Metals Acquisition Corp. (Australia) Pty Ltd Australia 100 100 MAC AU 1 Pty Ltd Australia 100 100 MAC AU 2 Pty Ltd Australia 100 100 MAC AU 3 Pty Ltd Australia 100 100 MAC AU 4 Pty Ltd Australia 100 100 Cobar Management Pty Limited Australia 100 100 80 MAC Copper Limited

Notes to the Unaudited Consolidated Financial Statements continued 28. Related party disclosures Related party transactions not described elsewhere in these notes to the financial statements (see Note 18) are as follows: Key management personnel compensation Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include executive members of the Company’s board of directors, certain members of the executive committee and non-executive directors. For the years ended 31 December 2024 and 2023, key management personnel compensation comprised the following. Year ended 31 December US$ Thousand 2024 2023 Short-term employee benefits 4,201 2,034 Post-employment benefits 122 27 Share-based payments 4,471 3,332 Total 8,794 5,393 Executive officers also participate in the Group’s share-based payments arrangement (see Note 20). Related party transactions (a) Transactions with Glencore As part of the acquisition of CMPL from Glencore on 16 June 2023, Glencore received consideration of 10,000,000 newly issued ordinary shares at the redemption share price of $10.00 per share ($100,000 thousand worth). As a result, Glencore has a significant influence interest in the Company and is considered a related party in accordance with IAS 24 Related Party Disclosures. Royalty Deed Concurrently with closing of the Business Combination, a Royalty Deed between the Company, Glencore, and CMPL became effective, pursuant to which CMPL is required, on a quarterly basis, to pay to Glencore a royalty equal to 1.5% of Net Smelter Returns and grant security interests created as a result of the Royalty Deed. Net Smelter Returns are equal to the gross revenue minus permitted deductions for all marketable and metal-bearing copper material, in whatever form or state, that is mined, produced, extracted or otherwise recovered from the Royalty Area. Glencore has the right to transfer its interest in the Royalty Deed (subject to limited restrictions, and subject to a right of last refusal granted to CMPL) and the security created as a result of the Royalty Deed. For the year ended 31 December 2024, the Company has paid $4,870 thousand (2023: $1,067 thousand) in royalty, recognised as a selling and distribution expense. Offtake Agreement Concurrently with the closing of the Business Combination, the Company entered into a new Offtake Agreement with Glencore International AG (“GIAG”), the Switzerland-based parent entity of Glencore, to replace the existing offtake agreement. The Offtake Agreement is a LOM obligation, pursuant to which the Company is committed to selling all material to Glencore, and GIAG is committed to buying all Material. For the year ended 31 December 2024, the Group has recognised $328,802 thousand of copper sales (2023: $153,530 thousand) and $11,934 thousand of silver sales (2023: $5,469 thousand) for a total of $340,736 thousand (2023: $158,999 thousand) in revenue (net of tolling, refining and freight charges) from the offtake agreement, with a corresponding trade receivable balance recognised. 81 Annual Financial Statements

Notes to the Unaudited Consolidated Financial Statements continued Transitional Service Agreement MAC, CMPL and Glencore Australia Holdings Pty Ltd (“GAH”) executed a transitional services agreement under which GAH had agreed to provide the benefit of certain transitional services and group contract on-supply for a period post-closing of the Business Combination in order to assist CMPL to transition and operate the business on a standalone basis. The agreement was terminated on 7 March 2024. GAH was paid a service fee in exchange for the performance of the services in accordance with the terms of the transitional services agreement. For the year ended 31 December 2024, the Company incurred $144 thousand (2023: $920 thousand) under the transitional service agreement, recognised as an administrative expense. Fuel Supply arrangements for CMPL with Glencore Australia Oil Pty Ltd. Glencore Australia Oil Pty Ltd (“Glencore Oil”) and CMPL were parties to a Bulk Fuel Supply Agreement dated 1 July 2022 which was terminated on 1 May 2024. Under the agreement Glencore Oil supplied ultra low sulfur diesel to CMPL. The agreement was governed by the laws of New South Wales and contained customary terms and conditions, including in relation to, (i) ordering and delivery, (ii) forecast usage, (iii) delivery, (iv) passage of tile, (v) quality and quantity, (vi) payment terms. For the year ended 31 December 2024, the Group incurred $3,231 thousand (2023: $2,450 thousand) under the agreement, recognised as a cost of goods sold. Working Capital Loan Pursuant to the terms of the Share Sale Agreement between MAL, MAC Australia (as “Buyer”) and Glencore Operations Australia (as “Seller”) dated 17 March 2022 (the “SSA”), as amended, the purchase price payable for acquisition of CMPL would be adjusted to account for CMPL’s net debt, working capital and tax debts in accordance with consideration adjustment mechanisms common for acquisitions of this nature. In connection with this consideration adjustment mechanism, the ‘Estimated Purchase Price’ payable by the Buyer to the Seller on completion of the SSA (which occurred 16 June 2023) would be reduced by an amount of $15,000 thousand and then the ‘Final Adjustment Amount’ payable by the Buyer to the Seller following preparation and agreement of necessary completion accounts would be increased by the same $15,000 thousand. The effect of this consideration payment adjustment mechanism was to retain $15,000 thousand within CMPL as an interest-free, working capital loan, utilised by the business immediately following completion of the SSA and repaid by the Buyer upon finalisation of all consideration payments. This working capital loan was fully repaid in February 2024. Rehabilitation Bond Amendments MAC, MAC Australia and Glencore have entered into various contractual arrangements relating to performance guarantees Glencore has provided the state of New South Wales regarding the equivalent to the estimated total amount required to fulfil any rehabilitation costs associated with CMPL mining activities (refer Note 29). As at 31 December 2024 the total value of the guarantees was AU$44,683 thousand (31 December 2023: $44,683). Whilst Glencore has provided the performance guarantees, MAC and MAC Australia will assume all liability if the guarantees are called on and will pay Glencore interest at a rate of 2.75% per annum up to 16 June 2024 and at a rate of 6.5% per annum up to 16 December 2024 and at a rate of 20% per annum afterwards on the amounts guaranteed by Glencore Operations Australia. For the year ended 31 December 2024, the total interest paid or accrued was $1,623 thousand (2023: $317 thousand), recognised as an administrative expense. 82 MAC Copper Limited

Notes to the Unaudited Consolidated Financial Statements continued (b) Share subscriptions and private placements On 14 April 2023, Metals Acquisition Corp, MAC and certain investors entered into subscription agreements (the “Subscription Agreements”), pursuant to which such investors agreed to subscribe for an aggregate of 11,362,506 ordinary shares, par value $0.0001 per share, of the Company (the “Subscribed Shares”) at a purchase price of $10.00 per share, for an aggregate purchase price of $113,625 thousand in a private placement or placements (the “Private Placements”) which consummated immediately prior the consummation of the initial Business Combination. The private placement included related party transactions specified below: • Michael James McMullen, Chief Executive Officer and a member of the board of directors of the Company, entered into a Subscription Agreement with an aggregate purchase price of $1,500 thousand. Katherine Crouse, spouse of Marthinus J. Crouse, former Chief Financial Officer of the Company, entered into a Subscription Agreement with an aggregate purchase price of $250 thousand. Patrice Ellen Merrin, director of the Company, entered into a Subscription Agreement with an aggregate purchase price of $50 thousand; and • In connection with the Subscription Agreements, GMM agreed to transfer an aggregate of 517,500 shares of Class B common stock (Founder Shares converted to ordinary common stock on closing of the initial Business Combination) of the Company that it currently holds to certain investors who agreed to subscribe for a significant number of Subscribed Shares. (c) Related party promissory notes On 25 October 2022, Metals Acquisition Corp issued an unsecured promissory note (“the October 2022 Note”) to the Sponsor, pursuant to which Metals Acquisition Corp borrowed the maximum of $300 thousand from the Sponsor for transaction costs reasonably related to the consummation of the initial Business Combination. The October 2022 Note had no interest and all unpaid principal under the October 2022 Note was due and payable in full the earlier of (i) 2 August 2023 and (ii) the consummation of the initial Business Combination. On 21 December 2022, Metals Acquisition Corp issued an unsecured promissory note (the “December 2022 Note”) to the Sponsor pursuant to which Metals Acquisition Corp was eligible to borrow up to $1,255 thousand from the Sponsor for transaction costs reasonably related to the consummation of the initial Business Combination. The December 2022 Note had no interest and all unpaid principal under the December 2022 Note was due and payable in full on the earlier of (i) 2 August 2023 and (ii) the initial Business Combination. During the year ended 31 December 2023, the Company fully repaid the principal under the October 2022 Note and December 2022 Note. On 31 March 2023, Metals Acquisition Corp issued an unsecured non-convertible promissory note (the “March 2023 Note”) to the Sponsor pursuant to which Metals Acquisition Corp may borrow up to $340 thousand from the Sponsor for transaction costs reasonably related to the consummation of the initial Business Combination. The March 2023 Note had no interest and all unpaid principal under the Note was due and payable in full up the earlier of (i) 2 August 2023 and (ii) the acquisition of the CSA mine in the initial Business Combination. As of 31 December 2024 and 2023, there was no amount outstanding under the March 2023 Note. (d) Working Capital Loans – Convertible Promissory Note from Related Party To finance transaction costs in connection with the initial Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the officers and directors of Metals Acquisition Corp were permitted, but were not obligated to, loan funds (the “Working Capital Loans”). The loans were payable upon the initial Business Combination. Up to $1,500 thousand of such Working Capital Loans were convertible into Private Placement Warrants of the Company at a price of $1.50 of principal per warrant, at the option of the lender. Such warrants were identical to the Private Placement Warrants. There were no Working Capital Loans outstanding as at 31 December 2024 and 2023. 83 Annual Financial Statements

Notes to the Unaudited Consolidated Financial Statements continued On 6 May 2022, Metals Acquisition Corp entered into a convertible promissory note agreement (the “2022 Sponsor Convertible Note”) with the Sponsor pursuant to which the Sponsor agreed to loan Metals Acquisition Corp up to an aggregate principal amount of $1,200 thousand. The 2022 Sponsor Convertible Note was non-interest bearing and payable on the earlier of (i) 2 August 2023, or (ii) the date on which the Company consummated the initial Business Combination. Up to $1,200 thousand of the 2022 Sponsor Convertible Note was convertible into warrants at a price of $1.50 of principal per warrant at the option of the Sponsor. The warrants were identical to the Private Placement Warrants; provided, however, that (i) the warrants were not subject to forfeiture in connection with the initial business combination and (ii) the warrants granted the holders the right to purchase one ordinary share at a price of $11.50 per share, subject to the same adjustments applicable to the Private Placement Warrants. Concurrently with entering into the agreement, the Company borrowed $1,200 thousand against the 2022 Sponsor Convertible Note. On 24 May 2022, the Sponsor exercised the conversion option and converted the issued and outstanding loan balance of $1,200 thousand under the 2022 Sponsor Convertible Note into 800,000 Private Placement Warrants. The 2022 Sponsor Convertible Note was accounted for as a financial liability with an embedded derivative in relation to the conversion option. On initial recognition, the gross proceeds were first allocated to the embedded derivative in the amount of $8 thousand with the residual amount allocated to the financial liability. Subsequent to initial recognition, the financial liability was measured at amortised cost and the embedded derivative was recorded at fair value through profit or loss. The financial liability and embedded derivative were extinguished on 24 May 2022 upon conversion of the promissory note to Private Placement Warrants. There were no outstanding amounts under the 2022 Sponsor Convertible Note as at 31 December 2024 and 2023. On 9 January 2023, Metals Acquisition Corp issued an unsecured promissory note (the “2023 Sponsor Convertible Note”) to the Sponsor pursuant to which the Company borrowed $300 thousand from the Sponsor for transaction costs reasonably related to the consummation of the initial Business Combination. All unpaid principal under the 2023 Sponsor Convertible Note was due and payable in full on the earlier of (i) 2 August 2023, and (ii) the initial Business Combination (such earlier date, the “Maturity Date”). Pursuant to the terms of the 2023 Sponsor Convertible Note, the Sponsor had the option, at any time on or prior to the Maturity Date, to convert any amounts outstanding under the 2023 Sponsor Convertible Note, up to $300 thousand in the aggregate, into warrants to purchase Class A ordinary shares of Metals Acquisition Corp, par value $0.0001 per share, at a conversion price of $1.50 per warrant, with each warrant entitling the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to the same adjustments applicable to the Private Placement Warrants. Concurrently upon the issuance of the 2023 Sponsor Convertible Note, on 9 January 2023, the Sponsor exercised its option to convert the issued and outstanding loan amount of $300 thousand under the 2023 Sponsor Convertible Note, resulting in the issuance of 200,000 Private Placement Warrants to the Sponsor. There were no outstanding amounts under the 2023 Sponsor Convertible Note as at 31 December 2024 and 2023. (e) Sponsor transfer consideration On 16 June 2023, MAC paid $800 thousand to the Sponsor (relating to the transfer of Sponsor economics for the corporate benefit of MAC) where the Sponsor transferred 83,333 Founder Shares to BEP Special Situations VI LLC in connection with BEP Special Situations VI LLC agreeing to subscribe for 2,000,000 Ordinary Shares in the Initial PIPE Financing at $10.00 per share. The $800 thousand paid to the Sponsor was recognised as acquisition costs within administrative expenses. 84 MAC Copper Limited

Notes to the Unaudited Consolidated Financial Statements continued 29. Commitments and contingencies Registration Rights The holders of the (i) founder shares (which were issued in a private placement prior to the closing of the U.S. IPO), (ii) Private Placement Warrants (which were issued in a private placement simultaneously with the closing of the U.S. IPO) and (iii) Private Placement Warrants (that were issued upon conversion of Working Capital Loans) will have registration rights to require the Company to register a sale of any of the securities held by them pursuant to the A&R Registration Rights Agreement so long as such demand includes a number of registrable securities with a total offering price in excess of $50,000 thousand. The holders of these securities are entitled to make up to three demands in any 12-month period, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed in the U.S. subsequent to the completion of the CMPL acquisition. The Company will bear the expenses incurred in connection with the filing of any such registration statements. Rehabilitation Bond Amendments MAC, MAC Australia and Glencore have entered into various contractual arrangements relating to performance guarantees Glencore has provided to the state of New South Wales (“NSW”) regarding the equivalent to the estimated total amount required to fulfil any rehabilitation costs associated with CMPL mining activities. These are in the ordinary course of business. As at 31 December 2024 the total value of the guarantees was AU$44,683 thousand (31 December 2023: $44,683). Glencore is subject to a contractual commitments whereby it has agreed to provide the performance guarantees for up to AU$44,031 thousand until the earlier of MAC refinancing its senior debt and MAC replacing Glencore’s performance guarantee provided to NSW. Whilst Glencore has provided the performance guarantees, MAC and MAC Australia will assume all liability if the guarantees are called on and will pay Glencore interest at a rate of 2.75% per annum up to 16 June 2024 and at a rate of 6.5% per annum up to 16 December 2024 and at a rate of 20% per annum afterwards on the amounts guaranteed by Glencore Operations Australia. Capital commitments Capital expenditure for the acquisition of property, plant and equipment is generally funded through the cash flow generated by the business. As at 31 December 2024 $10,749 thousand all of which relates to expenditure to be incurred over the next year (31 December 2023:$1,415 thousand) was contractually committed for the acquisition of plant and equipment. This capital expenditure primarily relates to vehicles. Environmental contingencies The Group’s operations are subject to various environmental laws and regulations. The Group is in material compliance with those laws and regulations. The Group accrues for environmental contingencies when such contingencies are probable and reasonably estimable. Such accruals are adjusted as new information develops or circumstances change. Recoveries of environmental remediation costs from insurance companies and other parties are recorded as assets when the recoveries are virtually certain. At this time, the Group is unaware of any material environmental incidents at the CSA mine. Any potential liability arising from the above is not expected to have a material adverse effect on Group’s income, financial position or cash flow. 30. Subsequent events There have been no events subsequent to the balance sheet date which would have a material effect on the Group’s consolidated financial statements for the year ended 31 December 2024. 85 Annual Financial Statements

Directors Ms Patrice Merrin Mr Michael (Mick) James McMullen Ms Leanne Heywood Ms Anne Templeman-Jones Mr Rasmus Gerdeman Mr Charles McConnell Mr Mohit Rungta Mr Graham van’t Hoff Company Secretary Chris Rosario Trevor Hart Registered Office Jersey Registered Office 3rd Floor, 44 Esplanade St. Helier Jersey, JE4 9WG Australian Registered Office ‘CSA Mine’, 1 Louth Road Cobar, NSW 2835 Share Registry Computershare Investor Services Pty Limited Level 3, 60 Carrington Street Sydney, NSW 2000 Auditors Ernst & Young LLP 200 George Street Sydney, NSW 2000 Australian Legal Adviser Gilbert + Tobin Level 16, Brookfield Place, Tower 2 123 St Georges Terrace Perth, WA 6000 US Legal Advisors Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 Stock exchange listing MAC Copper Limited shares are listed on the Australian Securities Exchange (ASX code: MAC) and the New York Stock Exchange (NYSE code:MTAL) Website www.maccopperlimited.com Corporate Directory 86 MAC Copper Limited

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